SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
General Company of Geophysics
(Translation of Registrant’s Name Into English)
1, rue Léon Migaux
91341 Massy
France
(33) 1 64 47 3000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ___.)

Compagnie générale de géophysique, S.A.

FORWARD-LOOKING STATEMENTS	3

PRESENTATION OF FINANCIAL INFORMATION (TRANSITION TO IFRS)	4

FINANCIAL STATEMENTS	6

Unaudited Interim Consolidated Balance Sheets as of September 30, 2005 and December 31, 2004	6

Unaudited Interim Consolidated Statements of Operations for the three months ended September 30, 2005 and 2004, for the nine months ended September 30, 2005 and 2004 and for the year ended December 31, 2004	7

Unaudited Interim Consolidated Statements of Cash Flows for the nine months ended September 30, 2005 and 2004 and for the year ended December 31, 2004	8

Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2004 , for the nine months ended September 30, 2005 and for the nine months ended September 30, 2004	9

Notes to Unaudited Interim Consolidated Financial Statements	11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	36

Compagnie générale de géophysique, S.A.

FORWARD-LOOKING STATEMENTS
     This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.
     These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:
•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	our ability to reduce costs;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the effects of competition;

•	political, legal and other developments in foreign countries;

•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire, including Exploration Resources ASA;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.
     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Compagnie générale de géophysique, S.A.

PRESENTATION OF FINANCIAL INFORMATION
     As Compagnie Générale de Géophysique S.A. (“CGG” or the “Company”) is listed in France, a European Union country and, in accordance with EC regulation No. 1606/2002 dated July 19, 2002, our financial information for the year ended December 31, 2005 will be prepared in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union (“EU”).
     The IFRS consolidated financial statements for the nine-month period ended September 30, 2005 were prepared according to the following rules :
•	IAS/IFRS and related interpretations whose application will be compulsory at December 31, 2005, based on current information;

•	IAS/IFRS and related interpretations whose application will be compulsory after December 31, 2005 and for which we have opted for earlier application, as authorized under IFRS first application;

•	the outcome expected at this point in time of technical issues and exposure drafts currently being examined by the IASB and IFRIC, which may be applicable in the publication of its 2005 IFRS consolidated statements; and

•	the options and exemptions we expect to apply for the preparation of our first 2005 IFRS consolidated financial statements.
     The 2004 comparative information, which we originally presented in accordance with accounting principles generally accepted in France (“French GAAP”) in our report on Form 6-K submitted to the SEC on November 16, 2004, has been restated to conform to IFRS standards and interpretations with the same rules.
     The first annual financial statements to be issued according to IFRS will be those for the year ended December 31, 2005, presented with 2004 comparative information prepared according to the IFRS 1 standard upon First time application of IFRS.
     We decided to opt for the alternative to presentation under standard IAS 34, “Interim financial reporting”, as proposed in article 221-5 of the regulations of the “Autorité des Marchés Financiers” (the “AMF”), the French financial markets authority, which provides that notes to the financial statements can be prepared according to recommendation CNC-99-R-01 and can include only a selection of the most significant notes. IFRS differs in certain significant respects from French GAAP, which we used to prepare our financial statements as of and for the years ended December 31, 2004, 2003 and 2002 included in our annual report on Form 20-F filed with the SEC on April 18, 2005 (as subsequently amended on September 19, 2005 and October 31, 2005). Our financial statements prepared in accordance with IFRS as endorsed by the EU are not comparable to our financial statements prepared in accordance with French GAAP.
     Further standards and interpretations may be issued that will be applicable for financial years beginning on or after 1 January 2005 or that are applicable to later accounting periods but may be adopted early. Our first annual IFRS financial statements may, therefore, be prepared in accordance with some accounting policies that differ from those used to prepare the financial information presented in this report.
     Additionally, IFRS is currently being applied in France and in a large number of other countries simultaneously for the first time. Furthermore, due to a number of new and revised standards included within the body of standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in our first annual IFRS financial statements cannot be determined with certainty and may be subject to change.
     For all these reasons, it is possible that the audited opening balance would not be the opening balance from which consolidated financial statements for the year ended December 31, 2005 would actually be prepared. For the same reasons, it is possible that the comparative financial information, which will be presented in the consolidated financial statements for the year ended December 31, 2005 might be different from the information presented in this report.
     Our report “Transition to IFRS” on Form 6-K submitted to the SEC on May, 12, 2005 describes all the restatements realized to change of our financial statements for the year ended December 31, 2004 from French GAAP to IFRS. The $85 million 7.75% convertible bonds due 2012 issued by CGG on November 4, 2004, which were previously presented entirely as financial debt under French GAAP are accounted for under IFRS as a compound financial instrument according to IAS 32 “Financial instruments: information and presentation”, as applied at January 1, 2005 in our report on Form 6K “Transition to IFRS” submitted to the SEC on May 12, 2005. In September 2005, the IASB concluded that convertible bonds denominated in foreign currency include derivatives and do not contain an equity

Compagnie générale de géophysique, S.A.

component. We have thus restated our IFRS consolidated statements at December 31, 2004, as described in our report on Form 6-K submitted to the SEC on October 18, 2005.
     IFRS differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 11 to our consolidated financial statements describes the principal differences between IFRS and U.S. GAAP as they relate to the Group, and reconciles net income and shareholders’ equity to U.S. GAAP as of and for the period ended September 30, 2005.

Compagnie générale de géophysique, S.A.

FINANCIAL STATEMENTS
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED BALANCE SHEETS

		September 30,	December 31,
(amounts in millions of euros)		2005	2004
		(unaudited)	Restated
		(1)	(unaudited)
			(1)

ASSETS
	Notes

		138.1	130.6
Cash and cash equivalents
Trade accounts and notes receivable, net	3	290.1	204.8
Inventories and work-in-progress, net		107.2	81.4
Income tax assets		10.4	4.0
Other current assets, net		43.6	48.7
Assets held for sale		1.3	—
Total current assets		590.7	469.5
Deferred tax assets		39.5	31.5
Investments and other financial assets, net		15.3	12.5
Investments in companies under equity method		40.5	30.8
Property, plant and equipment, net	4	460.4	204.1
Goodwill and intangible assets, net	5	384.7	225.2
Total non-current assets		940.4	504.1
TOTAL ASSETS		1 531.1	973.6

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank overdrafts		15.7	2.8
Current portion of financial debt	6	357.5	73.1
Trade accounts and notes payable		152.0	98.3
Accrued payroll costs		50.6	47.6
Income taxes payable		26.8	24.0
Advance billings to customers		16.5	13.2
Provisions — current portion		11.3	14.2
Other current liabilities		51.3	22.8
Total current liabilities		681.7	296.0
Deferred tax liabilities		70.0	26.7
Provisions — non-current portion		18.3	16.0
Financial debt	6	265.4	176.5
Derivative on convertible bonds		71.9	33.9
Other non-current liabilities		21.9	19.8
Total non-current liabilities		447.5	272.9

Common stock, 28,617,848 shares authorized, 11,829,650 shares with a €2 nominal value issued and outstanding at September 30, 2005; 11,682,218 at December 31, 2004		23.7	23.4
Additional paid-in capital		126.8	173.4
Retained earnings		264.4	214.5
Treasury shares		1.9	1.8
Net income (loss) for the period — Attributable to the Group		(30.1)	(4.0)
Income and expense recognized directly in equity		(2.1)	3.7
Cumulative translation adjustment		6.3	(17.2)
Total shareholders’ equity		390.9	395.6
Minority interests		11.0	9.1
Total shareholders’ equity and minority interests		401.9	404.7
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1 531.1	973.6

(1)	prepared according to IFRS

Compagnie générale de géophysique, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

		Nine months ended		Three months ended		Year
		September 30,		September 30,
		2005 (1)	2004 (1)	2005 (1)	2004 (1)	2004 (1)
						restated

(in millions of euros, except per share data)
	Notes
Operating revenues	7	600.4	488.2	216.7	166.8	692.7
Other income from ordinary activities		1.2	0.1	0.4	0.1	0.4

Total income from ordinary activities		601.6	488.3	217.1	166.9	693.1

Cost of operations		(468.6)	(392.1)	(171.1)	(128.6)	(556.7)

Gross profit		133.0	96.2	46.0	38.3	136.4

Research and development expenses — net		(23.6)	(20.6)	(8.8)	(7.3)	(28.8)
Selling, general and administrative expenses		(64.2)	(58.7)	(22.3)	(20.1)	(78.6)
Other revenues (expenses) — net		(2.7)	9.3	(1.9)	(0.5)	19.3

Operating income (loss)	7	42.5	26.2	13.0	10.4	48.3

Expenses related to financial debt		(29.4)	(18.1)	(8.2)	(6.0)	(30.0)
Income provided by cash and cash equivalents		2.7	1.3	1.1	0.5	2.2

Cost of financial debt, net		(26.7)	(16.8)	(7.1)	(5.5)	(27.8)

Variance on derivative on convertible bonds	6	(38.0)	—	(23.3)	—	(23.5)
Other financial income (loss)	8	1.3	(1.4)	0.6	2.2	0.8
Income (loss) from consolidated companies before income taxes		(20.9)	8.0	(16.8)	7.1	(2.2)
Income taxes		(18.2)	(15.0)	(3.6)	(5.8)	(11.1)
Net income (loss) from consolidated companies		(39.1)	(7.0)	(20.4)	1.3	(13.7)
Equity in income (losses) of affiliates		9.6	7.7	2.9	2.9	10.3
Net income (loss)		(29.5)	0.7	(17.5)	4.2	(3.0)
Attributable to:
Shareholders		(30.1)	0.2	(18.1)	4.0	(4.0)
Minority interest		0.6	0.5	0.6	0.2	1.0
Weighted average number of shares outstanding		11,765,118	11,681,218	11,698,623	11,681,718	11,681,406
Dilutive potential shares from stock-options		289,317	159,751	289,317	159,751	137,197
Dilutive potential shares from convertible bonds		1,400,000	—	1,400,000	—	233,333
Dilutive weighted average number of shares outstanding		13,454,435	11,840,969	13,387,940	11,841,469	12,051,936
Net income (loss) per share
Basic		(2.51)	0.06	(1.50)	0.36	(0.26)
Diluted (2)		(2.51)	0.06	(1.50)	0.36	(0.26)

(1)	prepared according to IFRS

(2)	equal to basic when net result is a loss
See notes to Consolidated Financial Statements

Compagnie générale de géophysique, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

		Nine months ended		Year ended
		September 30,		December 31,
		2005 (1)	2004 (1)	2004 (1)
				restated

(in millions of euros)

OPERATING
Net income (loss)		(29.5)	0.7	(3.0)
Depreciation and amortization		51.0	49.8	65.5
Multi-client surveys amortization		48.3	43.1	66.5
Variance on provisions		0.3	(6.6)	(3.5)
Expense and income calculated on stock-option		0.3	0.4	0.5
Net gain on disposal of fixed assets		0.1	(3.7)	(11.5)
Equity in income of affiliates, net of dividends		(5.4)	(2.9)	(5.5)
Other non-cash items		36.8	(1.0)	21.4
Net cash including net cost of financial debt and income taxes		101.9	79.8	130.4
Less net cost of financial debt		26.7	16.8	27.8
Less income taxes expenses		18.2	15.0	11.1
Net cash excluding net cost of financial debt and income taxes		146.8	111.6	169.3
Income taxes paid		(28.1)	(18.1)	(17.0)
Net cash before changes in working capital		118.7	93.5	152.3
Change in trade accounts and notes receivable		(18.4)	(26.0)	(34.8)
Change in inventories and work in progress		(21.6)	(8.5)	(11.0)
Change in other current assets		(5.5)	12.5	17.4
Change in trade accounts and notes payable		13.1	(2.9)	9.0
Change in other current liabilities		9.9	1.8	(5.5)
Impact of changes in exchange rate		13.1	6.6	(0.5)

Net cash provided by operating activities		109.3	77.0	126.9

INVESTING
Total purchases of tangible and intangible assets (included variation of fixed assets suppliers)	6	(67.7)	(33.0)	(44.4)
Investments in multi-client surveys	7	(19.2)	(39.8)	(51.1)
Proceeds from disposals tangible and intangible		1.6	5.5	6.9
Total net proceeds from financial assets		—	—	17.2
Total net acquisition of investments		(262.2)	(27.9)	(27.9)
Impact of change in consolidation scope		—	0.1
Variation in loans granted		0.2	0.1	0.1
Variation in subsidies		0.5	(1.1)	(0.4)
Variation in other financial assets		(0.4)	(0.4)	(1.2)
Acquisitions and proceeds Group		—	—

Net cash from investing activities		(347.2)	(96.5)	(100.8)

FINANCING
Decrease in long-term debt		(178.1)	(14.7)	(16.5)
Total increase in long-term debt		442.6	7.2	73.7
Reimbursement on leases		(9.0)	(11.1)	(11.9)
Change in short-term loans		2.0	1.3	(0.6)
Financial interest paid		(32.2)	(11.3)	(29.1)
Net proceeds from capital increase :
- from shareholders		7.6
- from minority interest of integrated companies
Dividends paid and share capital reimbursements		—
Purchases and sales of treasury shares		(0.2)	(1.9)	2.0

Net cash provided by financing activities		232.8	(30.5)	17.6

Effects of exchange rate changes on cash		12.6	1.2	(9.5)
Net increase (decrease) in cash and cash equivalents		7.5	(48.8)	34.2
Cash and cash equivalents at beginning of year		130.6	96.4	96.4

Cash and cash equivalents at end of period		138.1	47.6	130.6

(1)	prepared according to IFRS

Compagnie générale de géophysique, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (1)
AT DECEMBER 31, 2004 (RESTATED) AND SEPTEMBER 30, 2005

						Income				Total
						and expense				shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	directly	translation	shareholders’	Minority	minority
(amounts in millions of euros)	issued	capital	capital	earnings	shares	in equity	adjustment	equity	interest	interest

Balance at January 1, 2004	11,680,718	23.4	292.7	94.7	(0.8)	9.2	—	419.2	8.8	428.0

Capital increase	1 500	—	—
Net income				(4.0)				(4.0)	1.0	(3.0)
Cost of share-based payment				0.5				0.5		0.5
Transactions on treasury shares					2.6			2.6		2.6
Income and expenses recognized directly in equity						(5.5)	(17.2)	(22.7)	(0.7)	(23.4)
Others (2)			(119.3)	119.3				—		—

Balance at December 31, 2004	11,682,218	23.4	173.4	210.5	1.8	3.7	(17.2)	395.6	9.1	404.7

Capital increase	147 432	0.3	7.6					7.9		7.9
Net income				(30.1)				(30.1)	0.6	(29.5)
Cost of share-based payment				0.3				0.3		0.3
Transactions on treasury shares					0.1			0.1		0.1
Income and expenses recognized directly in equity						(6.4)	23.5	17.1	1.4	18.5
Others (2)			(54.2)	53.6		0.6		—	(0.1)	(0.1)

Balance at September 30, 2005	11 829 650	23.7	126.8	234.3	1.9	(2.1)	6.3	390.9	11.0	401.9

(1)	prepared according to IFRS

(2)	deduction from issuance premium for allocation to the carry forward and, in minority interests, entry of Sercel Junfeng’s minority interests (€8.9 million) and exit of Kantwell’s minority interests (€ -9.0 million)
See notes to Consolidated Financial Statements

Compagnie générale de géophysique, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (1)
AT SEPTEMBER 30, 2004

						Income and				Total
						expense				shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	directly	translation	shareholders’	Minority	minority
(amounts in millions of euros)	issued	capital	capital	earnings	shares	in equity	adjustment	equity	interest	interest

Balance at January 1, 2004	11,680,718	23.4	292.7	94.7	(0.8)	9.2	—	419.2	8.8	428.0

Capital increase	1 000	—	—
Net income				0.2				0.2	0.5	0.7
Cost of share-based payment				0.4				0.4		0.4
Transactions on treasury shares					(1.9)			(1.9)		(1.9)
Income and expenses recognized directly in equity						0.8	2.7	3.5	0.4	3.9
Others (2)			(119.3)	119.3				—	(2.5)	(2.5)

Balance at September 30, 2004	11,681,718	23.4	173.4	214.6	(2.7)	10.0	2.7	421.4	7.2	428.6

(1)	prepared according to IFRS

(2)	deduction from issuance premium for allocation to the carry forward and, in minority interests, entry of Sercel Junfeng’s minority interests (€6.6 million) and exit of Kantwell’s minority interests (€ -9.1 million)
See notes to Consolidated Financial Statements

Compagnie générale de géophysique, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Note 1—Summary of significant accounting policies
Compagnie Générale de Géophysique, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.
Pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations adopted by the International Accounting Standards Board (IASB) at September 30, 2005. They include comparative information for the comparable period of 2004 using the same standards.
According to general provisions of IFRS 1 — First-time adoption of International Financial Reporting Standards, the Group has opted to apply the following options and exemptions as follows:
•	Business combinations (IFRS 3): the Group has opted not to restate business combinations that occurred before January 1, 2004,

•	Measurement of certain items of property, plant and equipment at fair value (IAS 16) : the Group has opted not to reassess property, plant and equipment and intangible assets at fair value. Property, plant and equipment are maintained at historical cost,

•	Actuarial gains and losses on pension and other post-employment benefit plans (IAS 19): cumulative unrecognized actuarial gains and losses on pension and other post-employment benefits plans at January 1, 2004 have been recognized in shareholders’ equity in the opening balance sheet,

•	Cumulative translation adjustments: the accumulated total of translation adjustments at January 1, 2004 has been reversed against consolidated reserves,

•	Financial instruments: IAS standards 32 and 39 on financial instruments have been applied as from January 1, 2004.
Note 10 “Reconciliation for the period ended September 30, 2004 French GAAP — IFRS” describes the reclassifications and the restatements between French GAAP and IFRS, and reconciles net income to IFRS.
International Financial Reporting Standards differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 11 “Reconciliation to US GAAP” describes the principal differences between IFRS and U.S. GAAP as they relate to the Group, and reconciles net income and shareholders’ equity to U.S. GAAP as of and for the period ended September 30, 2005.
Critical Accounting Policies
Our significant accounting policies, which we have applied consistently in all material respects, are more fully described in our reports on Form 6-K submitted May 12, 2005 and October 18, 2005 related to our transition to IFRS and IFRS accounting treatment of convertible bonds denominated in a foreign currency. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty. We believe the following critical accounting policies require our more significant judgments and affect estimates used in the preparation of our consolidated financial statements.
1.1 — Basis of consolidation
Our consolidated financial statements include the accounts of CGG and all majority-owned subsidiaries, notably Exploration Resources from September 1, 2005.
We account for investments in which our ownership interest ranges from 20% to 50% and we exercise significant influence over operating and financial policies using the equity method. We may account for certain investments where

Compagnie générale de géophysique, S.A.

the Group’s ownership is below 20% using the equity method when we exercise significant influence (Board membership or equivalent) over the business.
All inter-company transactions and accounts are eliminated in consolidation.
Our consolidated financial statements are reported in euros.
1.2 — Foreign currency
The financial statements of all of our foreign subsidiaries are maintained in the local currency, which is the functional currency, with the exception of the financial statements of subsidiaries operating in Norway (including notably some subsidiaries of Exploration Resources), in Malaysia and Venezuela. In those subsidiaries, the functional currency is the U.S. dollar, the currency in which they primarily conduct their business.
Transactions denominated in currencies other than the functional currency of a given entity are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies other than the functional currency are re-evaluated at year-end exchange rates and any resulting unrealized exchange gains and losses are included in income.
When translating the foreign currency financial statements of foreign subsidiaries to euro, year-end exchange rates are applied to balance sheet items, while average annual exchange rates are applied to income statement items. Adjustments resulting from this process are recorded in a separate component of shareholders’ equity.
With respect to foreign affiliates accounted for using the equity method, the effects of exchange rates changes on the net assets of the affiliate are recorded in a separate component of shareholders’ equity.
1.3 — Business combinations
Business combinations after January 1, 2004 are accounted for in accordance with IFRS. Assets and liabilities acquired are recognized at their fair value at the date of acquisition. The remaining difference between the fair value of assets and liabilities acquired and the acquisition cost is recognized as a goodwill and allocated to the cash generating units.
1.4 — Operating revenues
We recognize revenues from the sales of goods, including hardware and software, in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. We recognize revenue from services rendered in the income statement in proportion to the stage of completion of the transaction at the closing date.
  •  Multi-client surveys
Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).
     Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. The Company recognizes payments that it receives during periods of mobilization as advance billing and these payments appear in the balance sheet in the item “Advance billings to customers”.
     The Company recognizes pre-commitments as revenue when production is begun based on the ratio of project cost incurred during that period to total estimated project cost. The Company believes this ratio to be generally consistent with the physical progress of the project.
     After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically

Compagnie générale de géophysique, S.A.

defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
     After sales volume agreements — We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data.
  •  Exclusive surveys
     In exclusive surveys, we perform seismic services for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.
     In some exclusive survey contracts and a limited number of multi-client survey contracts, the Company is required to meet certain milestones. The Company defers recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.
  •  Other geophysical services
     Revenues from our other geophysical services are recognized as the services are performed.
  •  Equipment sales
     We recognize revenues on equipment sales upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.
  •  Software and hardware sales
     We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.
     If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, I.E. using the percentage of completion method.
     We recognize revenue when all of the following criteria are met:
•	the contract is signed;

•	delivery has occurred;

•	the fee is fixed or determinable; and

•	collectibility is probable.
If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting deliverable.
Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.
1.5 — Cost of financial debt
Cost of financial debt includes expenses related to financial debt, composed of bonds, the debt component of convertible bonds, bank loans, capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.

Compagnie générale de géophysique, S.A.

1.6 — Intangible and tangible assets
In accordance with IAS 16 “Property, Plant and equipment” and with IAS 38 “Intangible assets” only items whose cost can be reliably measured and whose the future economic benefits are likely to flow to us are liable for recognition in our consolidated financial statements.
In accordance with IAS 36 “Impairment of assets”, the carrying amounts of our assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, we estimate the asset’s recoverable amount. Factors we consider important by that could trigger an impairment review include the following:
•	significant underperformance relative to expected operating results based upon historical and/or projected data,

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and

•	significant negative industry or economic trends.
For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, we estimate the recoverable amount at each balance sheet date.
We recognize an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.
The recoverable amount of tangible and intangible assets is the greater of their net fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Impairment losses are recognized in the income statement. Impairment losses recognized in respect of a group of non independent assets allocated to a cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.
  •  Goodwill
Upon transition to IFRS, goodwill will no longer be amortized in accordance with IFRS 3 “Business combinations”. Before January 1, 2004, goodwill was amortized using the straight-line method over 5 years for software and technology activities and from 10 to 20 years depending on the other type of business acquired.
All goodwill is tested for impairment at least annually. The impairment test methodology is based on a comparison between the recoverable amount of each cash generating unit and its net asset carrying value (including goodwill). Such recoverable amounts are mainly determined using discounted cash flows.
  •  Multi-client surveys
Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales (such estimation relies on the historical sales track record).
In this respect, we use three different sets of parameters depending on the area or type of surveys considered:

Compagnie générale de géophysique, S.A.

•	Gulf of Mexico surveys are amortized on the basis of 66.6% of revenues. Starting at time of data delivery, a minimum straight-line depreciation scheme is applied on a three-year period, should total accumulated depreciation from the 66.6% of revenues amortization method be below this minimum level;

•	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is over a five-year period from data delivery; and

•	Long term strategic 2D surveys are amortized on the basis of revenues according to the above area split and straight-line depreciation on a seven-year period from data delivery.
  •  Development costs
Expenditure on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding is recognized in the income statement as an expense as incurred and is presented as “Research and development expenses — net”.
Expenditure on development activities, whereby research finding are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:
•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development,

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.
The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditure is recognized in the income statement as an expense as incurred and is presented as “Research and development expenses — net”.
Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.
We amortize developments costs over 5 years.
Capitalized development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs and of government grants acquired for research and development.
  •  Property, plant and equipment
Property, plant and equipment are valued at historical cost less accumulated depreciation and impairment losses. Depreciation is generally calculated over the following useful lives:

– equipments and tools:	3 to 10 years
– vehicles:	3 to 5 years
– seismic vessels:	12 to 30 years
– buildings for industrial use:	20 years
– buildings for administrative and commercial use:	20 to 40 years
Starting from September 1, 2005, date at which we acquired Exploration Resources, we harmonized the useful life of our vessels to 30 years from the year it was built. The impact of this change in estimate on the month of September is a minor depreciation of €0.2 million.
Depreciation expense is determined using the straight-line method.
Fixed assets acquired through finance lease arrangements or long-term rental arrangements that transfer substantially all the risks and rewards associated with the ownership of the asset to us or tenant are capitalized.
We include residual value, if considered to be significant, when calculating the depreciable amount. We segregate tangible assets into their separate components if there is a significant difference in their expected useful lives, and depreciate them accordingly.
1.7 — Investments and other financial assets
In accordance with IAS 39 “Financial instruments”, we classify investments in non-consolidated companies as available-

Compagnie générale de géophysique, S.A.

for-sale and therefore measure them at their fair value. The fair value for listed securities is their market price at the balance sheet date. If a reliable fair value cannot be established, securities are valued at historical cost. We account for fair value variations directly in shareholders’ equity.
Where there is objective evidence of impairment of a financial asset (for instance in case of significant and prolonged decline of the value of the asset) we record an irreversible impairment provision. This provision can only be released upon the sale of the relevant financial asset.
We examine non-consolidated securities and other financial assets at each balance sheet date to detect any objective evidence of impairment. Where this is the case, we record an impairment loss.
1.8 — Treasury shares
We value treasury shares at their cost, as a reduction of shareholders’ equity. Proceeds from the sale of treasury shares are included under shareholders’ equity and have no impact on the income statement.
1.9 — Inventories
We value inventories are at the lower of cost (including direct production costs where applicable) and net realizable value.
We calculate the cost of inventories on a weighted average price basis for our Products segment and calculated on the first-in first-out principle for our Services segment.
1.10 — Pension and other post-employment benefits
  •  Defined contribution plans
We record obligations for contributions to defined contribution pension plans as an expense in the income statement as incurred.
  •  Defined benefit plans
Our net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. We perform the calculation by using the projected unit credit method.
When the benefits of a plan are increased, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.
We record actuarial gains and losses that arise subsequent to January 1, 2004 directly in equity.
1.11 — Convertible bonds
As the $85 million 7.75% subordinated bonds due 2012 convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash issued in 2004 are denominated in U.S. dollars and convertible into new ordinary shares denominated in Euros, the embedded conversion option has been bifurcated and accounted separately within non-current liabilities. The conversion option and the debt component were initially recognized at fair value on issuance. Subsequent changes of the fair value of the embedded derivatives have been booked to the consolidated income statement. The fair value of the embedded derivative has been determined using a binomial model. As a result of bifurcating the embedded conversion option, the debt component of the convertible debt instrument was issued at a discount of €10.5 million.
The fair value of the debt has not changed significantly as of September 30, 2005 from the time it was issued in November 2004. The amount of the debt component to be recorded within the financial statements has been discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. This debt discount is

Compagnie générale de géophysique, S.A.

amortized to interest expense until maturity of the convertible bonds.
1.12 — Financial instruments
We use derivative financial instruments to hedge our exposure to foreign exchange fluctuations (principally U.S. dollars) from operational, financing and investment activities. In accordance with our treasury policy, we do not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments in “Other financial income (loss)”.
Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholder’s equity under the line item “Cumulative translation adjustments”.
Derivative financial instruments are stated at fair value. The gain or loss on reassessment to fair value is recognized immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resulting gain or loss is as follows (cash flow hedges), we account for changes in the fair value of the effective hedged amount in shareholder’s equity. The ineffective portion is recorded in “Other financial income (loss).
1.13 — Stock-options
We include stock-options granted to employees in the financial statements using the following principles : the stock option’s fair value is determined on the grant date and is recognized in personnel costs on a straight-line basis over the period between the grant date and the end of the vesting period. We calculate stock option fair value using the Black — Scholes model.
Note 2—Acquisitions and divestitures
On February 14, 2005, we ended our cooperation agreements with PT Alico, an Indonesian company. On that date, PT Alico, which was fully consolidated in our accounts until 2004 as a consequence of our contractual relationship with them, was excluded from our scope of consolidation. Under our agreements with PT Alico, we indemnified them against certain specific risks. This liability is limited and was accrued in the financial statements at December 31, 2004 and at September 30, 2005. The liability will expire on June 30, 2006, at which date we will have no further commitment to PT Alico or its shareholders.
On July 27, 2005, we funded a new company in Russia named CGG Vostok. This company will undertake seismic services activities and will be included in the consolidation scope.
On August 29, 2005, we acquired a controlling stake of approximately 60% of Exploration Resources ASA (“Exploration Resources”), a Norwegian provider of marine seismic acquisition services. We continued to acquire shares of Exploration Resources and, by September 15, we had acquired approximately 92% of issued shares and 94% of voting rights of Exploration Resources. All shares were acquired at a purchase price of approximately NOK 340 per share. On September 30, 2005, we acquired remaining shares in Exploration Resources in a combined mandatory offer, in accordance with the Norwegian Securities Trading Act, and squeeze-out, in accordance with the Norwegian Public Limited Companies Act, both at a price of NOK 340 per share for 529,113 shares. This price represented a premium of 8.3% to the closing price of NOK 314 for the shares of Exploration Resources on August 26, 2005, the latest date before our acquisition was announced. The mandatory offer period expired on October 14, and was accepted by holders of 314,426 shares. Holders of the remaining 214,687 shares have the right to object to or reject the offered redemption price of NOK 340 by November 16, 2005. If they do not do so by that date, they will receive the offered redemption price within the following two weeks in exchange for their shares. On October 19, 2005 we also purchased from the CEO and CFO of Exploration Resources stock options for a total of 93,202 shares, representing all of the stock options currently outstanding in Exploration Resources, for NOK 340 per share.
Prior to the acquisition, Multiwave Geophysical Company ASA (“Multiwave”), Exploration Resources’s subsidiary focusing on seabed acquisition, and Exploration Seismic AS, a fully owned subsidiary of Exploration Resources, had agreed to merge, with minority shareholders of Multiwave receiving newly issued shares of Exploration Resources in exchange for their shares. The merger became effective on October 19, 2005, and we purchased all of the new Exploration Resources shares issued to former Multiwave shareholders at a price of NOK 340 per share.

Compagnie générale de géophysique, S.A.

The total cost to us of the acquisition was €41.1 million, including €8.0 million related to acquisition fees and including the price of the shares acquired in October 2005. The reassessment of Exploration Resources’ net assets, along with a seismic business economic perspective, led us primarily to increase the book value of the vessels (by €125 million at September 1, 2005) and to recognize the corresponding deferred tax liabilities. The vessels were valued using combined valuation methods of which, particularly, the present value of cash flows that will be generated by the vessels.
On the basis of these elements, the purchase accounting for Exploration Resources at historical rates is as follows:

(in million of euros)
Acquisition of Exploration Resources shares at September 30, 2005	280.3
Acquisition fees	8.0
Acquisition of Exploration Resources remaining shares on October 17, 2005	13.4
Total acquisition price	301.7
Preliminary fair value of net assets acquired	130.6
Preliminary goodwill	171.1
The reassessment of Exploration Resources’ assets resulted in a preliminary goodwill of €171.1 million. We might adjust the preliminary goodwill within a 12 month period starting September 1, 2005.
The results of Exploration Resources are included in our consolidated financial statements from September 1, 2005.
From the date of acquisition, Exploration Resources has contributed €0.6 million to the net loss for the Group. If the combination had taken place at the beginning of the year, the loss for the Group would have been €41.1 million, primarily due to the interest expenses for the financing of the acquisition, and the operating revenues would have been €669.7 million.
Note 3— Trade accounts and notes receivables
Analysis of trade accounts and notes receivables by maturity is as follows:

	September 30,	December 31,
(in millions of euros)	2005	2004

Trade accounts and notes receivable gross — current portion	230.5	159.5
Less : allowance for doubtful accounts	(4.8)	(4.4)
Trade accounts and notes receivables net — current portion	225.7	155.1
Trade accounts and notes receivable gross — long term portion	13.7	13.1
Less : allowance for doubtful accounts	—	—
Trade accounts and notes receivables net — long term portion	13.7	13.1
Recoverable costs and accrued profit not billed	50.7	36.6

Total accounts and notes receivables	290.1 (a)	204.8

(a)	including €38.3 million corresponding to Exploration Resources
Note 4— Property, plant and equipment
Analysis of Property, plant and equipment is as follows:

Compagnie générale de géophysique, S.A.

	Balance at	Balance at
	September 30,	December 31,
(in millions of euros)	2005	2004

Land	4.6	4.4
Less : accumulated amortization	(0.2)	(0.2)
Land — net	4.4	4.2
Buildings	58.0	53.1
Less : accumulated amortization	(28.4)	(25.4)
Buildings — net	29.6	7.7

Machinery and equipment	432.7	339.7
Less : accumulated amortization	(300.9)	(259.3)
Machinery and equipment — net	131.8	80.4
Vehicles and vessels	384.3	159.2
Less : accumulated amortization	(108.7)	(79.0)
Vehicles and vessels — net	275.6	80.2
Other tangible assets	44.4	35.2
Less : accumulated amortization	(25.3)	(23.6)
Other tangible assets — net	19.1	11.6

Total property, plant and equipment — net	460.5	204.1

	September 30,	December 31,
Variations of the period (in millions of euros)	2005	2004

Balance at beginning of period	204.1	215.8
Acquisitions	61.8	41.1
Acquisitions through capital lease	13.6	8.7
Depreciation	(44.7)	(58.0)
Disposals	(2.2)	(1,9)
Changes in exchange rates	21.3	(8.9)
Impact of change in consolidation scope	207.7 (a)	8.8
Other	(1.1)	(1.5)

Balance at end of period	460.5	204.1

(a)	corresponding to the acquisition of Exploration Resources
Reconciliation of acquisitions with the cash-flow statement and capital expenditures in note 7 is as follows :

September 30,
(in millions of euros)	2005

Acquisitions of tangible assets (excluding capital lease) — see above	61.8
Development costs capitalized — see note 5	5.5
Additions in other intangible assets (excluding non-exclusive surveys) — see note 7	1.5
Variance of fixed assets suppliers	(1.1)

Total purchases of tangible and intangible assets according to cash-flow statement	67.7

Acquisitions through capital lease — see above	13.6
Increase in multi-clients surveys — see note 5	19.2
Less variance of fixed assets suppliers	1.1

Capital expenditures according to note 7	101.6

Note 5— Goodwill and Intangible assets

Compagnie générale de géophysique, S.A.

Analysis of goodwill and intangible assets is as follows:

	Balance at	Balance at
	September 30,	December 31,
(in millions of euros)	2005	2004

Goodwill of consolidated subsidiaries	242.0	62.5

Multi-client surveys	551.3	510.9
Less: accumulated amortization	(450.0)	(386.3)
Multi-client surveys—net	101.3	124.6
Development costs capitalized	26.7	19.9
Less: accumulated amortization	(3.3)	(1.6)
Development costs capitalized — net (a)	23.4	18.3
Patents, trademarks, software and other intangible	45.0	42.4
Less: accumulated amortization	(27.0)	(22.6)
Other intangible assets—net	18.0	19.8

Total Goodwill and Intangible assets—net	384.7	225.2

	September 30,	December 31,
Variations of the period (in millions of euros)	2005	2004

Balance at beginning of period	225.2	217.3
Additions in goodwill	—	0.2
Increase in multi-clients surveys	19.2	51.1
Development costs capitalized	5.5	4.6
Other acquisitions	1.5	1.7
Depreciation	(54.6)	(74.3)
Disposals	—	(0.9)
Changes in exchange rates	16.7	(8.4)
Impact of change in consolidation scope	171.1 (a)	33.1
Other	0.1	0.8

Balance at end of period	384.7	225.2

(a)	corresponding to the acquisition of Exploration Resources
Note 6— Financial debt
Analysis of financial debt by type is as follows:

	September 30, 2005			December 31, 2004
		Non-			Non-
(in millions of euros)	Current	current	Total	Current	current	Total

Outstanding bonds	—	189.0	189.0	55.1	154.9	210.0
Bank loans	320.7	28.5	349.2	5.3	6.6	11.9
Capital lease obligations	30.4	47.9	78.3	9.8	15.0	24.8

Sub-total	351.1	265.4	616.5	70.2	176.5	246.7

Accrued interest	6.4			2.9
Total	357.5			73.1

Compagnie générale de géophysique, S.A.

Analysis of financial debt (including amounts due within one year) by currency is as follows:

	September 30,	December 31,
(in millions of euros)	2005	2004

Euro	13.8	18.7
U.S. dollar	584.0	226.0
Other currencies	18.7	2.0

Total	616.5	246.7

Analysis of financial debt (including amounts due within one year) by interest rate is as follows:

	September 30,	December 31,
(in millions of euros)	2005	2004

Variable rates (effective rate September 30, 2005: 7.28%; December 31, 2004: 2.76%)	378.6	15.4
Fixed rates (effective rate September 30, 2005: 8.12%; December 31, 2004: 11.07%)	237.9	231.3

Total	616.5	246.7

A component of our $85 million 7.75% convertible bonds due 2012 denominated in US dollars issued on November 4, 2004 had to be accounted for as an embedded derivative as the shares to be issued upon conversion are denominated in Euro. A portion of the issuance proceeds were deemed to relate to the fair value of the derivative on issuance and subsequent changes in fair value of the derivative are recorded through earnings. The allocation of a portion of the proceeds to the derivative created a discount on issuance which is being amortized to earnings over the life of the bonds.
The fair value of the embedded derivative has been determined using a binomial model. The fair value increased from €10.4 million at the initial recognition of the debt to €33.9 million at December 31, 2004, then to €48.6 million at June, 30, 2005 and to €71.9 million at September 30, 2005, principally as a result of the strengthening of the US dollar against the Euro and an increase in the CGG share price. This resulted in aggregate expense of €23.5 million in the year ended December 31, 2004, €14.7 million in the six months period ended June 30, 2005 and €38.0 million in the nine months period ended September 30, 2005, reflected in “Other financial expense”. The main assumptions used for the year-end valuation are an implicit volatility of 25%, a cost of share borrowing of 3% and a credit-risk premium of 4.5% at December 31, 2004 and an implicit volatility of 26.5%, a cost of share borrowing of 3% and a credit-risk premium of 3.75% at September 30, 2005.
On January 26, 2005, we redeemed U.S.$75 million principal amount of our outstanding 10 5/8% senior notes due 2007. We paid an early redemption premium of 5.3125% of the aggregate principal amount of notes redeemed (U.S.$4.0 million) plus accrued and unpaid interest. The total cost to us of the redemption was therefore approximately U.S.$79 million plus the accrued interest.
On April 28, 2005, we issued U.S.$165 million aggregate principal amount of 7 1/2% senior notes due 2015. We used the net proceeds from the offering to redeem and pay accrued interest on all of the remaining outstanding U.S.$150 million aggregate principal amount of our 10 5/8% senior notes due 2007 on May 31, 2005. The premium and the unamortized portion of the deferred expenditures linked to this redemption as well as the overlapped interests on the month of May 2005 amounted to €9.4 million and were recognized as Cost of financial debt.
On September 1, 2005, we entered into a single currency U.S.$375 million term credit facility, which was amended on September 30, 2005, with a maturity date at September 1st, 2006 with the option (upon our request and upon approval of a majority of the lenders) to extend it for a further six months. The use of proceeds for this credit facility was to fund our initial purchase of approximately 60% of Exploration Resources shares, our continuing purchases of Exploration Resources shares, our mandatory offer for the purchase of the remaining Exploration Resources shares and the “squeeze out” of remaining shareholders. At September 30, 2005, we had drawn down a total of €293.1 million (U.S$353.0 million) under this facility. The credit facility bears interest at a graduated rate comprised of a base margin, depending on the credit rating assigned by either Moody’s or Standard & Poor’s to our outstanding U.S.$165 million 7 1/2% senior notes due 2015 (4.25% at BB-/Ba3 or higher, 5.25% at B+/B1,

Compagnie générale de géophysique, S.A.

5.75% at B/B2 and 6.25% at B-/B3 or lower), and US$ LIBOR until March 1t, 2006, plus 0.50% from March 1, 2006 until June 1, 2006, plus 1.00% from June 1, 2006 until September 1t, 2006 plus 2.00% from September 1, 2006 until repayment. We agreed to maintain our “ORBDA” to total interests costs ratio (6.2, 5.0, 4.2, 3.7 and 3.9 for the periods ending December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, respectively), and our net debt to “ORBDA” ratio (2.60, 2.60, 2.65, 2.65 and 2.40 for the periods ending December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, respectively) and to limitations on our capital expenditures (€230 million, €280 million, €255 million, €225 million and €190 million for the periods ending December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, respectively). In order to comply with the conditions of the acquisitions of Exploration Resources shares noted above, we obtained waivers from the lenders under our U.S.$60 million syndicated credit facility dated March 12, 2004 of the negative pledge and any other relevant provisions thereunder, as well as amendments to the financial covenants thereunder including our gearing ratio (to 2.50:1 for the period ending December 31, 2005), leverage ratio (to 2.50:1 for the period ending December 31, 2005 and 2.00:1 for subsequent periods) and operational leverage (3.00:1 for the period ending December 31, 2006 and subsequent periods).
Note 7— Analysis by operating segment and geographic zone
The following tables present revenues, operating income and identifiable assets by operating segment, revenues by geographic zone (by origin) as well as net sales by geographic zone based on the location of the customer.
The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:
•	Geophysical services, which consist of (i) land seismic data acquisition, (ii) marine seismic data acquisition, (iii) other geophysical data acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing, and data management;

•	Products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition.
Inter-company sales between such industry segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical products segment to the geophysical services segment. These inter-segment sales, the related operating income recognized by the geophysical products segment, and the related effect on capital expenditures and depreciation expense of the geophysical services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables which follow.
Operating income represents operating revenues and other operating income less expenses of the industry segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables which follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not followed by the operating management and financing and investing are mainly managed at the corporate level.
Identifiable assets are those used in the operations of each industry segment and geographic zone. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents, and the Group’s corporate headquarters in Massy.
Analysis by operating segment

Compagnie générale de géophysique, S.A.

	Nine months period ended September 30, 2005				Nine months period ended September 30, 2004
			Eliminations				Eliminations
			and	Consolidated			and	Consolidated
(in millions of euros)	Services	Products	Adjustments	Total	Services	Products	Adjustments	Total

Revenues from unaffiliated customers	384.5	215.9	—	600.4	271.9	216.3	—	488.2
Inter-segment revenues	0.5	40.1	(40.6)	—	1.2	12.6	(13.8)	—

Operating revenues	385.0	256.0	(40.6)	600.4	273.1	228.9	(13.8)	488.2

Other income from ordinary activities	1.2	—	—	1.2	0.1	—	—	0.1

Total income from ordinary activities	386.2	256.0	(40.6)	601.6	273.2	228.9	(13.8)	488.3

Operating income (loss)	11.5	49.3	(18.3)	42.5	(15.5)	46.5	(4.8)	26.2

Equity income (loss) of investees	9.8	(0.2)	—	9.6	7.3	0.4	—	7.7
Capital expenditures (b)	100.0	14.0	(12.4)	101.6	73.9	8.9	(0.7)	82.1
Depreciation and amortization (c)	90.0	12.9	(3.6)	99.3	85.2	11.5	(3.7)	93.0
Investments in companies under equity method	—	—	—	—	—	—	—	—

Identifiable assets	1,072.1	358.2	(82.8)	1,347.5	577.1	282.2	(36.9)	822.4

Unallocated and corporate assets				183.6				89.3

Total assets				1,531.1				911.7

(a)	includes general corporate expenses of €8.9 million for the nine-month period ending September 30, 2005 and of €9.2 million for the nine-month period ending September 30, 2004

(b)	includes (i) investments in multi-client surveys of €19.2 million for the nine-month period ending September 30, 2005 and €39.8 million for the nine-month period ending September 30, 2004, (ii) equipment acquired under capital leases of €13.6 in nine-month period ending September 30, 2005 and €7.7 million for the nine-month period ending September 30, 2004, (iii) capitalized development costs in the Services segment for €3.1 million for the nine-month period ending September 30, 2005 and €1.6 million for the nine-month period ending September 30, 2004, and (iv) capitalized development costs in the Products segment for €2.4 million for the nine-month period ending September 30, 2005 and €1.9 million for the nine-month period ending September 30, 2004

(c)	includes multi-client amortization of €48.3 million for the nine-month period ending September 30, 2005 and €43.1 million for nine-month period ending September 30, 2004

Compagnie générale de géophysique, S.A.

	Three months ended September 30, 2005				Three months ended September 30, 2004
			Eliminations				Eliminations
			and	Consolidated			and	Consolidated
(in millions of euros)	Services	Products	Adjustments	Total	Services	Products	Adjustments	Total

Revenues from unaffiliated customers	139.4	77.3	—	216.7	101.5	65.3	—	166.8
Inter-segment revenues	0.2	19.8	(20.0)	—	0.1	3.8	(3.9)	—

Operating revenues	139.6	97.1	(20.0)	216.7	101.6	69.1	(3.9)	166.8

Other income from ordinary activities	0.4	—	—	0.4	0.1	—	—	—

Total income from ordinary activities	140.0	97.1	(20.0)	217.1	101.7	69.1	(3.9)	166.9

Operating income (loss)	2.5	19.2	(8.7)	13.0	1.9	10.9	(2.4)	10.4

Equity income (loss) of investees	2.9	—	—	2.9	2.9	—	—	2.9
Capital expenditures (b)	38.1	5.5	(7.3)	36.3	23.9	3.4	(0.1)	27.2
Depreciation and amortization (c)	32.9	4.4	(1.3)	36.0	28.4	4.1	(1.3)	31.2
Investments in companies under equity method	—	—	—	—	—	—	—	—

(a)	includes general corporate expenses of €2.5 million for the three months ended September 30, 2005 and of €3.7 million for the comparable period of 2004.

(b)	includes (i) investments in multi-client surveys for €4.2 million for the three months ended September 30, 2005 and €12.4 million for the comparable period of 2004, (ii) equipment acquired under capital leases, €0.4 million for the comparable period in 2005 and €0.2 million for the three months ended September 30, 2004, (iii) capitalized development costs in the Services segment for €0.9 million for the three months ended September 30, 2005 and €0.5 million for the comparable period of 2004 and (iv) capitalized development costs in the Products segment for €0.6 million for the three months ended September 30, 2005 and €0.6 million for the comparable period of 2004.

(c)	includes multi-client amortization of €17.0 million for the three months ended September 30, 2005 and €14.9 million for the comparable period of 2004.

Compagnie générale de géophysique, S.A.

	Year ended December 31, 2004 (unaudited)
			Eliminations
			and	Consolidated
(in millions of euros)	Services	Products	Adjustments	Total

Revenues from unaffiliated customers	393.3	299.4	—	692.7
Inter-segment revenues	1.3	14.2	(15.5)	—

Operating revenues	394.6	313.6	(15.5)	692.7

Other income from ordinary activities	0.4	—	—	0.4

Total income from ordinary activities	395.0	313.6	(15.5)	693.1

Operating income (loss)	(17.2)	64.5	1.0 (a)	48.3

Equity income (loss) of investees	10.0	0.3	—	10.3
Capital expenditures (b)	94.0	14.2	(0.9)	107.3
Depreciation and amortization (c)	121.8	15.5	(5.0)	132.3
Investments in companies under equity method				—

Identifiable assets	543.2	311.9	(44.9)	810.2

Unallocated and corporate assets				163.4

Total assets				973.6

(d)	includes general corporate expenses of €13.0 million for year 2004.

(e)	includes (i) investments in multi-client surveys of €51.1 million for year 2004, (ii) equipment acquired under capital leases of €8.7 million for year 2004, (iii) capitalized development costs in the Services segment for €1.9 million for year 2004, and (iv) capitalized development costs in the Products segment for €2.7 million for year 2004.

(f)	includes multi-client amortization of €66.5 million for year 2004.

Compagnie générale de géophysique, S.A.

Analysis by geographic zone
Analysis of operating revenues by location of customers

(in millions of euros, except									Year ended
percentages)	Nine months ended September 30,				Three months ended September 30,				December 31,
	2005		2004		2005		2004		2004

France	5.3	1%	11.5	2%	1.3	1%	3.2	2%	14.1	2%
Rest of Europe	133.4	22%	78.7	16%	67.4	31%	30.8	18%	124.1	18%
Asia-Pacific/Middle East	209.9	35%	191.3	39%	65.3	30%	61.7	37%	279.8	40%
Africa	73.1	12%	62.6	13%	26.0	12%	15.4	9%	67.0	10%
Americas	178.7	30%	144.1	30%	56.7	26%	55.7	34%	207.7	30%

Total	600.4	100%	488.2	100%	216.7	100%	166.8	100%	692.7	100%

Analysis of operating revenues by origin

(in millions of euros, except									Year ended
percentages)	Nine months ended September 30,				Three months ended September 30,				December 31,
	2005		2004		2005		2004		2004

France	137.6	23%	176.8	36%	30.3	14%	50.4	30%	244.5	35%
Rest of Europe	91.0	15%	51.6	11%	49.6	23%	18.7	11%	64.8	9%
Asia-Pacific/Middle East	138.2	23%	82.0	17%	35.3	16%	29.7	18%	137.0	20%
Africa	36.9	6%	43.6	9%	14.4	7%	13.4	8%	50.7	7%
Americas	196.7	33%	134.2	27%	87.1	40%	54.6	33%	195.7	29%

Total	600.4	100%	488.2	100%	216.7	100%	166.8	100%	692.7	100%

     Due to the constant change in working locations the Group does not track its assets based on country of origin or ownership.
Analysis of operating revenues by category

(in millions of euros, except									Year ended
percentages)	Nine months ended September 30,				Three months ended September 30,				December 31,
	2005		2004		2005		2004		2004

Sales of goods	203.0	34%	202.1	41%	73.7	34%	60.2	36%	281.3	40%
Services rendered	319.5	53%	240.4	49%	116.9	54%	91.6	55%	337.2	50%
Royalties (after-sales)	72.7	12%	41.5	9%	24.1	11%	13.4	8%	68.9	9%
Leases	5.2	1%	4.2	1%	2.0	1%	1.6	1%	5.3	1%

Total	600.4	100%	488.2	100%	216.7	100%	166.8	100%	692.7	100%

Compagnie générale de géophysique, S.A.

Note 8— Other financial income (loss)
     Analysis of other financial income (loss) is as follows:

	Nine months ended		Three months ended		Year
	September 30,		September 30,
(in millions of euros)	2005	2004	2005	2004	2004

Exchange gains	22.5	19.6	5.6	13.2	78.8
Exchange losses	(19.7)	(17.5)	(4.7)	(0.7)	(74.8)
Other financial income	0.4	1.3	0.1	1.0	—
Other financial loss	(1.9)	(4.8)	(0.4)	—	(3.2)

Other financial income (loss)	1.3	(1.4)	0.6	13.5	0.8

Variance on derivative on convertible bonds	(38.0)	—	(23.3)	—	(23.5)

Total other financial expense	(36.7)	(1.4)	(22.7)	13.5	(22.7)

     A component of the $85 million 7.75% convertible bonds due 2012 issued on November 4, 2004 had to be accounted for as an embedded derivative as the shares to be issued upon conversion are denominated in Euro (see note 6) This resulted in aggregate expense of €23.5 million in the year ended December 31, 2004, €14.7 million on the six months ended June 30, 2005 and €38.0 million in the nine months ended September 30, 2005, reflected in “Other financial expense — Variance on derivative on convertible bonds”, principally as a result of the strengthening of the US dollar against the Euro and an increase in the CGG share price.
Note 9— Subsequent events
     At November 10, 2005, as a result of the purchases of Exploration Resources shares completed in October (see note 2), the U.S.$375 million bridge credit facility is fully drawn.
     An extraordinary general meeting of shareholders will be held on November 16, 2005 to vote on whether to approve a grant to holders of our U.S.$85 million 7.75% convertible bonds due 2012 a right to a cash payment upon immediate conversion of their bonds into shares. This right would be exercisable during a period of two calendar days following notice from us.

Compagnie générale de géophysique, S.A.

Note 10 — Reconciliation for the period ended September 30, 2004 French Gaap — IFRS
Reconciliation of shareholders’ equity and minority interests for the period ended September 30, 2004 French GAAP — IFRS

(in millions of euros)	Shareholders’ equity
					Income				Total
				Movements	and expense				shareholders’
	Balance at		Movements	in	recognized	Cumulative	Balance at		equity and
	January 1,	Net	in stock-	treasury	directly	translation	September 30,	Minority	minority
	2004	income	options	shares	in equity	adjustment	2004	interest	interest

Total under French accounting principles	396.6	(7.3)				6.9	396.2	7.6	403.8

(a) Tangible assets (IAS 16)	7.2	(0.1)					7.1		7.1

(b) Employee benefits (IAS 19)	0.7	—				0.1	0.8		0.8

(c) Currency translation (IAS 21)	—	4.0				(4.0)	—		—

(d) Treasury shares (IAS 32)	(0.8)	—		(1.9)			(2.7)		(2.7)
(e) Goodwill amortization (IAS 36)	—	6.4					6.4		6.4

(f) Development costs (IAS 38)	3.2	3.4					6.6		6.6
(g) Financial instruments (IAS 39)	12.8	(2.6)			0.8		11.0		11.0

(h) Financial debt (IAS 39)	0.3	0.2					0.5		0.5

(i) Stock-options (IFRS 2)	—	(0.4)	0.4				—		—

(l) Other restatements	—	(4.0)				(0.3)	(4.3)	(0.4)	(4.7)

Impact of IFRS restatements before deferred tax and minority interests	420.0	(0.4)	0.4	(1.9)	0.8	2.7	421.6	7.2	428.8

Impact of deferred tax	(0.8)	0.6					(0.2)		(0.2)

Total under IFRS	419.2	0.2	0.4	(1.9)	0.8	2.7	421.4	7.2	428.6

     Information about IFRS restatements is disclosed in paragraph Main IFRS restatements.
     Information about IFRS reclassifications is disclosed in paragraph Main IFRS reclassifications.

Compagnie générale de géophysique, S.A.

Reconciliation of shareholders’ equity and minority interests for the period ended December 31, 2004 French GAAP — IFRS

(in millions of euros)	Shareholders’ equity
					Income				Total
				Movements	and expense				shareholders’
	Balance at		Movements	in	recognized	Cumulative	Balance at		equity and
	January 1,	Net	in stock-	treasury	directly	translation	December 31,	Minority	minority
	2004	income	options	shares	in equity	adjustment	2004	interest	interest

Total under French accounting principles	396.6	11.1		0.6		(12.6)	395.7	9.1	404.8

(a) Tangible assets (IAS 16)	7.2	(0.1)					7.1		7.1

(b) Employee benefits (IAS 19)	0.7	(0.4)				(0.1)	0.2		0.2

(c) Currency translation (IAS 21)	—	4.0				(4.0)	—		—

(d) Treasury shares (IAS 32)	(0.8)	(1.4)		2.0			(0.2)		(0.2)

(e) Goodwill amortization (IAS 36)	—	6.2				(0.4)	5.8		5.8

(f) Development costs (IAS 38)	3.2	4.4				(0.1)	7.5		7.5

(g) Financial instruments (IAS 39)	12.8	(2.0)			(5.5)		5.3		5.3

(h) Financial debt (IAS 39)	0.3	(0.4)					(0.1)		(0.1)

(h) Convertible bonds derivative (IAS 39)	—	(23.5)					(23.5)		(23.5)

(i) Stock-options (IFRS 2)	—	(0.5)	0.5				—		—

Impact of IFRS restatements before deferred tax and minority interests	420.0	(2.6)	0.5	2.6	(5.5)	(17.2)	397.8	9.1	406.9

Impact of deferred tax	(0.8)	(1.4)					(2.2)		(2.2)

Total under IFRS	419.2	(4.0)	0.5	2.6	(5.5)	(17.2)	395.6	9.1	404.7

     Information about IFRS restatements is disclosed in paragraph Main IFRS restatements.
     Information about IFRS reclassifications is disclosed in paragraph Main IFRS reclassifications.

Compagnie générale de géophysique, S.A.

Reconciliation of net income for the period ended september 30, 2004 French GAAP — IFRS

	French	Ref.		Reclassifications	Ref.		Restatements	IFRS
	Accounting
	Principles

(in millions of euros)

Operating revenues	488.2						—	488.2
Other revenues of ordinary activities		(k	)	0.1			—	0.1
Total revenues of ordinary activities	488.2			0.1			—	488.3
Cost of operations	(389.5)				(b	)(f)(l)	(2.6)	(392.1)

Gross profit	98.7			0.1			(2.6)	96.2

Research and development expenses, net	(24.1)				(f	)	3.5	(20.6)
Selling, general and administrative expenses, net	(57.3)	(h	)	1.0	(a	)(i)(l)	(2.4)	(58.7)
Other revenues (expenses), net	6.4	(h	)		(d	)(g)	2.9	9.3
Operating income	23.7			1.1			1.4	26.2

Expenses related to financial debt		(h	)	(18.3)	(h	)	0.2	(18.1)
Income provided by cash and cash equivalents		(h	)	1.3				1.3
Cost of financial debt, net		(h	)	(17.0)	(h	)	0.2	(16.8)
Other financial incomes (expenses), net		(j	)	0.1	(c	)(g)	(1.5)	(1.4)
Financial incomes (expenses), net	(16.7)			16.7
Exchange gains (losses), net	0.9	(j	)	(0.9)
Income before income taxes	7.9			—			0.1	8.0

Income taxes	(15.6)				(l	)	0.6	(15.0)
Income (loss) from consolidated companies	(7.7)			—			0.7	(7.0)

Equity in income of affiliates	7.7						—	7.7
Goodwill amortization	(6.4)				(e	)	6.4	—
Net income	(6.4)			—			7.1	0.7

Attributable to :
— Shareholders	(7.3)						7.5	0.2
— Minority interests	0.9						(0.4)	0.5

     Information about IFRS restatements is disclosed in paragraph Main IFRS restatements.
     Information about IFRS reclassifications is disclosed in paragraph Main IFRS reclassifications.

Compagnie générale de géophysique, S.A.

Reconciliation of net income for the period ended December 31, 2004 French GAAP — IFRS

	French	Ref.		Reclassifications	Ref.		Restatements	IFRS
	Accounting
	Principles

(in millions of euros)

Operating revenues	692.7							692.7
Other revenues of ordinary activities		(k	)	0.4			—	0.4
Total revenues of ordinary activities	692.7			0.4			—	693.1
Cost of operations	(556.0)				(b	)(f)	(0.7)	(556.7)
Gross profit	136.7			0.4			(0.7)	136.4

Research and development expenses, net.	(33.5)				(f	)	4.7	(28.8)
Selling, general and administrative expenses, net	(79.5)	(h	)	1.5	(a	)(i)	(0.6)	(78.6)
Other revenues (expenses), net	12.0	(h	)	4.3	(d	)(g)	3.0	19.3
Operating income	35.7			6.2			6.4	48.3

Expenses related to financial debt		(h	)	(29.6)	(h	)	(0.4)	(30.0)
Income provided by cash and cash equivalents		(h	)	2.2				2.2
Cost of net financial debt		(h	)	(27.4)	(h	)	(0.4)	(27.8)
Variance on derivative on convertible bonds					(h	)	(23.5)	(23.5)
Other financial incomes (expenses), net		(o	)	3.2	(c	)(g)	(2.4)	0.8
Financial incomes (expenses), net	(22.4)			22.4				—
Exchange gains (losses), net	4.4	(o	)	(4.4)				—
Income before income taxes	17.7			—			(19.9)	(2.2)

Income taxes	(9.7)						(1.4)	(11.1)
Income (loss) from consolidated companies	8.0			—			(21.3)	(13.3)

Equity in income of affiliates	10.3							10.3
Goodwill amortization	(6.2)				(e	)	6.2	—
Net income	12.1			—			(15.1)	(3.0)

Attributable to :
— Shareholders	11.1			—			(15.1)	(4.0)
— Minority interests	1.0			—			—	1.0

     Information about IFRS restatements is disclosed in paragraph Main IFRS restatements.
     Information about IFRS reclassifications is disclosed in paragraph Main IFRS reclassifications.
Main IFRS restatements
  (a) Tangible assets (IAS 16)
     Distinct components of a tangible asset are accounted for separately when its estimated useful life are materially different. We identified some components on certain constructions and the corresponding amortization was restated according to its specific useful life and its residual value in “Property, plant and equipment” at January 1, 2004, with a positive impact of €7.2 million on shareholders’ equity, as well as the depreciation expense with a negative impact of €0.1 million in the income statement for the period ended at September 30, 2004 and a negative impact of €0.1 million in the income statement for the period ended at December 31, 2004.
  (b) Employee benefits (IAS 19)

Compagnie générale de géophysique, S.A.

     Actuarial gains and losses on pension and other post-employment benefit plans (IAS 19): cumulative unrecognized actuarial gains and losses on pension and other post-employment benefit plans at January 1, 2004 were recognized in shareholders’ equity in the opening balance sheet, with a positive impact of €0.7 million on shareholders’ equity, and no impact in the income statement for the period ended at September 30, 2004 and a negative impact of €0.4 million in the income statement for the period ended at December 31, 2004.
  (c) Currency translation (IAS 21)
     The accumulated total of translation adjustments at January 1, 2004 were reversed against consolidated reserves, with no impact on shareholders’ equity. As a consequence, the loss related to the liquidation of Kantwell, corresponding to the cumulative currency translation adjustment of Kantwell at January 1, 2004 was cancelled in the income statement of the periods ending at September 30, 2004 and ending at December 31, 2004, with a positive impact of €4.0 million as Other financial incomes (expenses) in the income statement.
  (d) Treasury shares (IAS 32)
     Treasury shares valued at their cost price were presented as a reduction of shareholders’ equity, with a negative impact of €0.8 million at January 1, 2004. At September 30, 2004, there is no impact in the income statement. Gains from the sale of such securities recognized in the income statement under French accounting principles for the year ended at December 31, 2004 were cancelled and recognized under shareholders’ equity, with a negative impact of €1.4 million in the income statement.
  (e) Goodwill amortization (IAS 36)
     Upon transition to IFRS, goodwill will no longer be amortized starting January 1, 2004. As a consequence the goodwill amortization expense was reversed, with a positive impact in the income statement of €6.4 million net of deferred tax for the period ending at September 30, 2004 and of €5.0 million net of deferred tax for the period ending at December 31, 2004.
  (f) Development costs (IAS 38)
     As a consequence of the implementation of new rules of IAS 38 (Intangible assets) for capitalization of development costs with the retrospective method, development costs previously recognized as expenses under French accounting principles were capitalized as Intangible assets on January 1, 2004 with a positive impact of €2.4 million on shareholders’ equity. For the period ending at September 30, 2004, development costs previously recognized as Research and development expenses under French accounting principles and complying requirements for capitalization amounted to €3.5 million and were capitalized. A depreciation expense for capitalized development costs, amounting to €0.1 million was recognized as Cost of operations over the nine months period ended at September 30, 2004. The total impact of those adjustments, net of deferred tax was a positive impact of €3.2 million in the income statement for the period ended at September 30, 2004. For the year ending at December 31, 2004, development costs previously recognized as Research and development expenses under French accounting principles and complying requirements for capitalization amounted to €4.7 million and were capitalized. A depreciation expense for capitalized development costs, amounting to €0.3 million was recognized as Cost of operations over the year ended at December 31, 2004. The total impact of those adjustments, net of deferred tax was a positive impact of €4.2 million in the income statement for the year ended at December 31, 2004.
     We implemented information systems to identify development costs that should be capitalized. Nevertheless, it was not possible to have a fully retrospective application of standard IAS 38, due to a lack of measurable information.
  (g) Financial instruments (IAS 39)
     IAS standards 32 — 39 on financial instruments have been applied as from January 1, 2004.
     As a consequence, PGS investment was reassessed at its fair value at January 1, 2004 in Investments and other financial assets, with a positive impact on shareholders’ equity of €4.3 million. PGS was sold during the three months ending December 31, 2004 and the €4.3 million restatement was reversed directly in equity.
     Financial hedging instruments (forward exchange contracts) were reassessed at its fair value at January 1, 2004 in Other current assets, with a positive impact of €8.5 million euros, including €4.9 million unrealized gains recognized directly in equity for those financial instruments that qualified for hedge accounting as cash-flow hedge, and €3.6 million unrealized gains recognized in retained earnings for those financial instruments that did not qualify for hedge accounting. The total impact on shareholders’ equity was €8.5 million euros at January 1, 2004.
     At September 30, 2004, financial hedging instruments (forward exchange contracts) were reassessed at its fair value for a total amount of €1.4 million euros in Other current assets. Thus, the negative variance of the fair value of financial hedging instruments for the period ending at September 30, 2004 amounted to €7.1 million, including a negative impact

Compagnie générale de géophysique, S.A.

of €4.5 million recognized directly in equity for those financial instruments that qualified for hedge accounting as cash-flow hedge, and a negative impact of €2.6 million recognized as Other financial income (loss) in the income statement for those financial instruments that did not qualify for hedge accounting.
     Furthermore, the impact of forward exchange contracts that qualified for hedge accounting and that related to revenues recognized of the nine months ended at September 30, 2004 was reclassified from Other financial income (loss) to Other revenues in Operating income, for a total amount of €2.9 million.
     At December 31, 2004, financial hedging instruments (forward exchange contracts) were reassessed at its fair value for a total amount of €5.3 million euros in Other current assets. Thus, the negative variance of the fair value of financial hedging instruments for the twelve months period ending at December 31, 2004 amounted to €3.8 million, including a negative impact of €1.2 million recognized directly in equity for those financial instruments that qualified for hedge accounting as cash-flow hedge, and a negative impact of €2.6 million recognized as Other financial income (loss) in the income statement for those financial instruments that did not qualify for hedge accounting.
     Furthermore, the impact of forward exchange contracts that qualified for hedge accounting and that related to revenues recognized of the year ended at December 31, 2004 was reclassified from Other financial income (loss) to Other revenues in Operating income, for a total amount of €4.4 million.
  (h) Financial debt (IAS 32 and IAS 39)
     Implementing IFRS (IAS 38) led us to reclassify issuance costs related to financial debt, previously presented as Other current assets, as a decrease in financial debt of €5.4 million at January 1, 2004, of €4.5 million at September 30, 2004 and of €7.3 million at December 31, 2004. For the nine months period ended at September 30, 2004, the amortization of issuance costs, calculated according to the straight-line method, as well as the premium related to the redemption of bonds were reclassified as Cost of financial debt for a total amount of €0.6 million, previously recognized as Sales, General and Administrative expenses. In addition, the amortization of issuance costs was reassessed according to the effective interest rate method over the lifetime of the debt with a positive impact on Cost of financial debt of €0.2 million in the income statement for the nine months ended September 30, 2004. For the year ended December 31, 2004, the amortization of issuance costs, calculated according to the straight-forward method, as well as the premium related to the redemption of bonds were reclassified as Cost of financial debt for a total amount of €5.8 million, previously recognized as Sales, General and Administrative expenses for €1.5 million and as Other expenses for €4.3 million. In addition, the amortization of issuance costs was reassessed according to the effective interest rate method over the lifetime of the debt with a negative impact on Cost of financial debt of €0.4 million in the income statement for the year ended at December 31, 2004
     The $85 million 7.75% convertible bonds due 2012 issued by CGG on November 4, 2004 (described in our Annual Report on Form 20F for the year ended December 31, 2004) previously wholly presented as financial debt under French GAAP were accounted for under IFRS as a compound financial instrument according to IAS 32 “Financial instruments: information and presentation”, as applied at January 1, 2005 in our Form 6-K “Transition to IFRS” filed at the SEC on May 12, 2005. In September 2005, the IASB concluded that convertible bonds denominated in foreign currency include derivatives and do not contain an equity component.
     Under IFRS, as the convertible bonds are denominated in U.S. dollars and convertible into new ordinary shares denominated in Euros, the embedded conversion option has been bifurcated and accounted separately within long-term liabilities. The conversion option and the debt component were initially recognized at fair value on issuance. Subsequent changes of the fair value of the embedded derivatives have been booked to the consolidated income statement. As a result of bifurcating the embedded conversion option, the debt component of the convertible debt instrument was issued at a discount of €10.5 million.
     The fair value of the debt had not changed significantly as of December 31, 2004 from the time it was issued in November 2004. The amount of the debt component to be recorded within the financial statements has been discounted at the rate of 10.75%, the rate borne by comparable indebtedness without a conversion option. This debt discount is amortized to interest expense until maturity of the convertible bonds.
     The fair value of the embedded derivative has been determined using a binomial model. The fair value increased from €10.4 million at the initial recognition of the debt to €33.9 million at December 31, 2004, principally as a result of an increase in the CGG share price. This resulted in aggregate expense of €23.5 million on the year ended December 31, 2004, reflected in “Other financial expense”. The main assumptions used for the year-end valuation are an implicit volatility of 25%, a cost of share borrowing rate of 3% and a credit-risk premium of 4.5% at December 31, 2004.

Compagnie générale de géophysique, S.A.

  (i) Stock-options (IFRS 2)
     Fair value of stock-options granted since November 7, 2002, previously not recognized under French accounting principles, was recognized under IFRS with a negative impact in the income statement of €0.3 million for the nine month period ended at September 30, 2004 and a negative impact of €0.5 million for the year ended at December 31, 2004.
  (l) Other restatements
     Other restatements correspond primarily to restatements on business combinations on 2004 interim period to ensure comparability with 2005 interim periods.
Main IFRS reclassifications
  (j) Exchange gains and losses
     Exchange gains and losses previously presented as a separate caption under French accounting principles are presented as Other financial income (loss) under IFRS.
  (k) Other revenues of ordinary activities
     Discounting on present value of long-term receivables previously presented as Other financial income (loss) under French accounting principles are presented as Other revenues from ordinary activities under IFRS. At September 30, 2004, there was no discounting on long-term receivables.

Compagnie générale de géophysique, S.A.

Note 11 — Reconciliation to u.s. gaap
A — Summary of differences between accounting principles followed by the group and u.s. gaap
     The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, which differ in certain significant respects from U.S. GAAP. These differences relate primarily to the following items, and the necessary adjustments are shown in the tables in section B below.
Goodwill
     Under IFRS, we no longer amortize goodwill beginning January 1, 2004. Under US GAAP, we no longer amortize goodwill beginning January 1, 2002.
Deferred taxes
     Under IFRS, deferred tax assets or liabilities, related to non-monetary assets or liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates, are recognized.
     Under U.S. GAAP, deferred tax liabilities or assets are not recognized for differences related to assets and liabilities that, under FASB Statement N°52 (“Foreign Currency Translation”), are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.
Currency translation adjustment
     Under IFRS, the accumulated total of translation adjustments at January 1, 2004 has been reversed against consolidated reserves. As a consequence, all gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of consolidation scope are computed on the basis of the restated currency translation adjustment.
     Under U.S. GAAP, historical values are maintained for currency translation adjustment and thus for calculation of gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of consolidation.
Stock-based compensation
     Under IFRS, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value is determined on the granting date and is recognized in personnel costs on a straight-line basis over the period between the grant date and the exercise date — corresponding to the vesting period. Stock option fair value is calculated using the Black-Scholes model, only for stock-options plans granted since November 7, 2002.
     Under U.S. GAAP, a compensation cost equal to the excess, if any, of the market price of the underlying shares at the date of grant over the exercise price of the option is recognized through the income statement on all stock-options plans granted by the Group (intrinsic value method).
Development costs
     Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:
•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development.
     Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

Compagnie générale de géophysique, S.A.

Convertible bonds
     Under IFRS and under US GAAP, as our $85 million subordinated bonds convertible into new ordinary shares or redeemable in new shares and/or existing shares and/or in cash issued in 2004 are denominated in U.S. dollars and convertible into new ordinary shares denominated in Euros, the embedded conversion option has been bifurcated and accounted for separately within long-term liabilities. The conversion option and the debt component are initially recognized at fair value on issuance. Subsequent changes of the fair value of the embedded derivatives have been booked to the consolidated income statement. The fair value of the embedded derivative has been determined using a binomial model. As a result of bifurcating the embedded conversion option, the debt component of the convertible debt instrument was issued at a discount of €10.5 million.
     Moreover, under U.S. GAAP, embedded derivatives in the terms of the bonds contract that do not qualify as “closely related” to the contract should be recognized at fair value.
     As regards convertible bonds, there is an embedded derivative that can not be reliably assessed, corresponding to the early redemption clause (see note 10 to our consolidated annual financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2004). The probability of this clause occurring being uncertain, the related embedded derivative cannot be measured reliably and thus is not recognized by the Group in its U.S. GAAP financial statements.
Redemption of debt
     Under IFRS, with respect to the early redemption of the senior notes, the difference between the reacquisition price and the net carrying value of the senior notes is recognized as soon as the offer to redeem the senior notes is irrevocable.
     Under U.S. GAAP, with respect to the early redemption of the senior notes, the difference between the reacquisition price and the net carrying value of the senior notes (net of issuance costs and premium) may be recognized only upon the redemption and cancellation of the senior notes.
Derivative instruments and hedging activity
     Under IFRS, long-term contracts in foreign currencies (primarily U.S. dollar) are not considered to include embedded derivatives when such contracts are routinely denominated in this currency (primarily U.S. dollars) in the industry .
     Under U.S. GAAP, such an exemption does not exist and embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar) are recorded in the balance sheet at fair value and revenues and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in earnings.
Comprehensive income
     Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In our consolidated financial statements, the concept of comprehensive income corresponds to the caption Gains and losses directly recognized in equity in IFRS consolidated statements.
     In U.S. GAAP financial statements, comprehensive income and its components must be displayed in a statement of comprehensive income.
     For us, this statements includes, in addition to net income:
•	changes in the cumulative translation adjustment related to consolidated foreign subsidiaries,

•	changes in the fair value of derivative instruments designed as cash flow hedges meeting the criteria established by SFAS 133; and · changes in the amount of the additional minimum pension liability due to actuarial losses.

Compagnie générale de géophysique, S.A.

B — Reconciliation of net income and shareholders’ equity to u.s. gaap
Consolidated Net Income

(in millions of euros, except per share data)	September 30,	September 30,	December 31,
	2005	2004	2004
	(unaudited)	(unaudited)	restated
			(unaudited)

Net income (loss) as reported in Consolidated Statements of operations	(30.1)	0.2	(4.0)
Deferred tax (FAS 109)	1.8	0.1	(3.4)
Loss on extinguishment of debt	(2.8)	—	2.8
Cost of financial debt	—	(0.2)	—
Stock options	0.1	0.2	0.3
Cancellation of IFRS currency translation adjustment	3.6	(4.0)	(4.0)
Cancellation of IFRS tangible assets adjustment	0.2	0.7	0.1
Cancellation of IFRS capitalization of development costs	(4.0)	(3.2)	(4.2)
Available for sale security	—	—	1.3
Derivative instruments	15.9	7.5	(9.1)

Net income (loss) according to U.S. GAAP	(15.3)	1.3	(20.2)

Weighted average number of shares outstanding	11,765,118	11,681,218	11,681,406
Dilutive potential shares from stock-options	289,317	159,751	137,197
Dilutive potential shares from convertible bonds	1,400,000	—	233,333

Adjusted weighted average shares and assumed option exercises	13,454,435	11,840,969	12,051,936

Net income (loss) per share
Basic for common stock holder	(1.30)	0.11	(1.73)
Basic for bond holder	(1.30)	—	(1.73)
Diluted for common stock holder	(1.30)		(1.73)
Diluted for bond holder	(1.30)	0.11	(1.73)

Shareholders’ equity

	September 30,		December 31,
(in million of euros)	2005		2004
	(unaudited)		restated

Shareholders’ equity as reported in the Consolidated Balance Sheets	390.9		395.6
Goodwill amortization (FAS 142)	13.2	(b)	12.6
Deferred tax (FAS 109)	(9.1	) (b)	(9.6)
Loss on extinguishment of debt	—		2.8
Stock options	(0.8)		(0.6)
Cancellation of IFRS tangible assets adjustment	(6.9)		(7.1)
Cancellation of IFRS capitalization of development costs	(11.5	) (b)	(6.5)
Derivative instruments	2.0		(15.0)

Shareholders’ equity according to U.S. GAAP (a)	377.8		372.2

(a)	Including a negative comprehensive income of €3.0 million for the nine months ended September 30, 2005 and a negative comprehensive income of €43.1 million for the year ended December 31, 2004.

(b)	This amount is net of cumulative currency translation adjustment effect.

Compagnie générale de géophysique, S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Factors affecting our results of operations
     We divide our businesses into two segments, geophysical services and geophysical products. Operationally, our Services segment is conducted through both CGG and our subsidiaries and is organized into three strategic business units, or SBUs:
•	the Land SBU for land and shallow water seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition, multi-client library sales; and

•	the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.
     Our Products segment is made up of our equipment manufacturing activities, which we conduct through Sercel and its subsidiaries.
     Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production development and field management activities. We believe the level of spending depends on the perception of oil and gas companies of the relationship between proven future reserves and their expectations regarding future energy consumption.
     After many years of strong growth, the geophysical market in 1999, following a sharp drop in the price of oil, experienced a deep recession, which we believe resulted in a reduction of more than 40% in industry revenues compared to 1998. The geophysical market (particularly the offshore segment) has gradually improved since 1999 in terms of both volumes of sales and prices (with an acceleration since mid-2004). However, despite this improvement and significantly increased oil and gas prices, the seismic services market has not yet returned to pre-1999 activity or price levels.
     We believe that two factors have contributed to the unusual situation from 1999 to mid-2004 of increasing oil and gas prices but a weak seismic services market. First, global geopolitical uncertainty, particularly following the events of September 11, 2001 and the conflict in Iraq in 2003, harmed the confidence and visibility that are essential to our clients’ long-term decision-making processes. As a consequence, they have delayed or cancelled many projects. Second, geophysical service providers have generally not reacted efficiently to the difficult industry environment and have, in particular, failed to adjust their capacity in response to reduced demand.
     We believe that during 2004, oil and gas companies (including both the major multinational oil companies and the national oil companies) and the large oil and gas consuming nations became aware of a growing and potentially lasting imbalance between the supply and demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, resulted in demand growing more rapidly than anticipated. At the same time, the excess production capacity of OPEC appears to have reached historical lows, focusing attention on existing production capacities and available reserves. These market pressures from the both the supply and demand sides produced a sharp rise in oil and gas prices.
     This recognition of a possible structural imbalance between hydrocarbon supply and demand may lead the oil and gas industry to increase capital expenditures in exploration and production, which we expect would be beneficial for the seismic services market. We believe that seismic services are an important element of efforts to find new reserves and to extract more oil from existing reservoirs.
     While this new market situation may lead to improve sales volumes and prices for geophysical products and services, our belief that the seismic industry should consolidate remains unchanged.

Compagnie générale de géophysique, S.A.

We believe that the goal of any such consolidation would be to exploit synergies and to promote the emergence of seismic operators possessing larger financial and technological bases.
Acquisitions and disposals
     On February 14, 2005, we ended our cooperation agreements with PT Alico, an Indonesian company. On that date, PT Alico, which was fully consolidated in our accounts until 2004 as a consequence of our contractual relationship with them, was excluded from our scope of consolidation. Under our agreements with PT Alico, we indemnified them against certain specific risks. This liability is limited and has been accrued in the financial statements as of December 31, 2004. The liability will expire on June 30, 2006, at which date we will have no further commitment to PT Alico or its shareholders.
     On July 27, 2005, we established a new company in Russia, CGG Vostok, which will undertake seismic services. CGG Vostok is part of our consolidated group from the date of its creation.
     On August 29, 2005, we acquired a controlling stake of approximately 60% of Exploration Resources ASA (“Exploration Resources”), a Norwegian provider of marine seismic acquisition services. We continued to acquire shares of Exploration Resources and, by September 15, we had acquired approximately 92% of issued shares and 94% of voting rights of Exploration Resources. All shares were acquired at a purchase price of approximately NOK 340 per share. On September 30, 2005, we acquired remaining shares in Exploration Resources in a combined mandatory offer, in accordance with the Norwegian Securities Trading Act, and squeeze-out, in accordance with the Norwegian Public Limited Companies Act, both at a price of NOK 340 per share for 529,113 shares. This price represented a premium of 8.3% to the closing price of NOK 314 for the shares of Exploration Resources on August 26, 2005, the latest date before our acquisition was announced. The mandatory offer period expired on October 14, and was accepted by holders of 314,426 shares. Holders of the remaining 214,687 shares have the right to object to or reject the offered redemption price of NOK 340 by November 16, 2005. If they do not do so by that date, they will receive the offered redemption price within the following two weeks in exchange for their shares. On October 19, 2005 we also purchased from the CEO and CFO of Exploration Resources stock options for a total of 93,202 shares, representing all of the stock options currently outstanding in Exploration Resources, for NOK 340 per share.
     Prior to the acquisition, Multiwave Geophysical Company ASA (“Multiwave”), Exploration Resources’s subsidiary focusing on seabed acquisition, and Exploration Seismic AS, a fully owned subsidiary of Exploration Resources, had agreed to merge, with minority shareholders of Multiwave receiving newly issued shares of Exploration Resources in exchange for their shares. The merger became effective on October 19, 2005, and we purchased all of the new Exploration Resources shares issued to former Multiwave shareholders at a price of NOK 340 per share.
     The total cost to us of the acquisition was €301.7 million, including €8.0 million related to acquisition fees and including the price of the shares acquired in October 2005. The reassessment of Exploration Resources’ net assets led us primarily to increase the value of the vessels (by €125 million at September 1, 2005) and to recognize the corresponding deferred tax liabilities. The reassessment of Exploration Resources’ assets resulted in a preliminary goodwill of €171.1 million.
     Business
     Exploration Resources is a Norway-based provider of marine seismic services to the global oil and gas industry with a focus on towed seismic data acquisition, multi-client seismic services and “4C/4D” seabed operations. Exploration Resources was listed on the Oslo Stock Exchange under the ticker code “EXRE” until October 19. Exploration Resources was part of the Rieber Shipping Group, which was listed on the Oslo Stock Exchange, until March 2005, when the two companies demerged and Exploration Resources shares were distributed in an initial public offering and listed on the Oslo Stock Exchange. We believe that the employees, the assets and the technological base of Exploration Resources and its subsidiary Multiwave are substantially complementary with our activities.

Compagnie générale de géophysique, S.A.

     Exploration Resources activities consist of delivering high-end 2D and low-end 3D seismic surveys, as well as seabed surveys through its subsidiary Multiwave. Exploration Resources owns three seismic vessels equipped for 2D studies (Princess, Duke and Venturer) and two vessels equipped for 3D studies (C-Orion and Search). In addition, it charters the Geo Challenger, a cable vessel currently being converted to 3D, on a long-term basis and the Pacific Titan, a vessel equipped for 2D studies, on a short-term basis. Search is currently chartered to TGS Nopec under a contract that runs until October 1, 2006. The 2D vessels Princess, Duke and Venturer are chartered to Fugro Geoteam, a subsidiary of Fugro N.V., as part of a strategic alliance with Exploration Resources existing prior to our acquisition. In this framework, the parties have agreed that Exploration Resources will supply the vessel, marine crew, technical support, insurance and seismic equipment, while Fugro Geoteam supplies the geophysical services, seismic personnel and operational support. Profits are then divided, with Exploration Resources receiving 60%-85% and Fugro Geoteam receiving 15%-40%, after agreed deductibles related to operational and capital costs. Exploration Resources has the right to cancel this arrangement with 100 days written notice after January 1, 2006 and intends to exercise this right at that time, with the cancellation taking effect in April 2006.
     We intend to convert the Orion and the Geo Challenger into 3D vessels in 2005 and the first quarter of 2006, respectively, raising to three the number of Exploration Resources vessels with 3D capability. The four remaining 2D vessels will be used for 2D surveys or as source vessels for 3D, 4D and seabed work. Where possible, we intend to use them as source vessels for more complex operations, which have higher margins.
     The additional vessels also increase our fleet management flexibility considerably. For instance, when demand for exclusive surveys increases (as is currently the case), we are able to meet demand while continuing to devote some of our vessels to enhancing our multi-client library. With more vessels, we also increase our geographical coverage and can more easily move vessels to a given location when they are needed. This helps to minimize unproductive time while vessels are in transit between areas of operation, which in turn increases utilization and reduces unit costs.
     Like us, Exploration Resources regularly conducts non-exclusive surveys that can later be sold to one or more customers. Exploration Resources’s multi-client library represents close to 111,000 kilometers of 2D data.
     Multiwave is a Norwegian seismic company specializing in seabed seismic operations and electromagnetic seabed logging (EM SBL). Seabed seismic generally is a more recent process than towed seismic and generally does not compete with towed seismic. Seabed seismic operations are most often used in areas where conventional streamer acquisition is impossible, poorly adapted or uneconomical because of physical access limitations (such as deep water). The method can also be more effective in certain specific types of seismic applications, such as the monitoring of existing production fields to optimize recovery from land reserves. Seabed seismic collection is based on laying recording cables on the seabed either permanently or as a mobile system that can be re-used in other areas. The data collection may take place through multiple components (3C) adapted to seabed environments, resulting in greater accuracy than conventional towed seismic, and the permanent systems permit continuous monitoring over time (“4C/4D”).
     EM SBL is a complementary data acquisition method allowing for remote identification of hydrocarbon filled layers in deepwater areas. There are only two independent providers of this patented technology, ElectroMagnetic GeoServices and OHM. Multiwave has a service agreement with ElectroMagnetic GeoServices for EM SBL projects.
     The market for seabed services is still developing, and we have until now had limited experience in it. By acquiring Exploration Resources, however, we have obtained strong knowhow and experience in the fields of seabed seismic and EM SBL. We will continue to offer these services under the Multiwave name.
  Strategy
     Our acquisition of Exploration Resources fits within the strategy we defined in 1999, as implemented by our acquisition of marine seismic assets from Aker Geo in 2001 and our attempt to combine with the seismic company PGS in 2003 and 2004. Our consistent strategic ambition has been to strengthen our position in the marine seismic segment and to do so through consolidation in the sector.

Compagnie générale de géophysique, S.A.

     Strengthening of our position in the marine segment
     We have historically been well positioned in the land seismic segment. However, we suffered from a competitive disadvantage in the 1990’s due to our relatively weak presence in the marine segment, which experienced rapid growth and attractive returns during that decade. Since that period, we have believed that marine seismic services constitute one of the essential pillars of a firm presence in the seismic sector. We undertook our task of strategic repositioning by means of a cooperative partnership with Louis Dreyfus Armateurs begun in 1995, which continued in 1997 with the launch of the Alizé vessel. The crisis in the seismic industry since 1999 led to overcapacity in the marine market, which resulted in a strong erosion of margins until mid-2004, when the rapid increase of demand for seismic services absorbed available capacity and continues to create a favorable outlook for the sector in the medium term.
     Industrial consolidation
     During the period 1999-2004, our wish to reposition ourselves in the marine sector and the persistence of overcapacity in that sector led us to the conclusion that industrial consolidation was the only way to achieve our goals in the context of an improved market. The alternative would have been to add net capacity to an already imbalanced market, thereby contributing to the erosion of margins and increasing exposure to contractual risks. In addition, the difficulties of participants in the sector provided opportunities for consolidation on economically attractive terms. Although market conditions have improved considerably, our strategic preference remains for steps that foster industry consolidation, as we believe this is the best guarantor of rational behavior in the sector throughout the economic cycle.
     The acquisition of Exploration Resources fits squarely within our strategy, as it both promotes industry consolidation and strengthens our presence in the three segments of the marine market.
     Marine 3D segment
     The addition to our 3D fleet of the Exploration Resources vessels Search, Orion and Challenger, with a total potential of 26 streamers, represents an increase of almost 70% over our 2005 operational capacity (not including the conversion of the Laurentian to six streamers, which is scheduled to be completed in 2005). This substantial increase in capacity arrives at what we believe is the beginning of a favorable economic cycle for the sector. We believe that the increase places us in the first tier of offshore seismic services companies, together with Western Geco and PGS.
     Marine 2D segment
     The 2D marine segment has recently experienced a major strategic development that places it at the center of a balanced marine seismic operation. Historically, 2D was typically limited to pre-exploration efforts, as clients wished to have a rudimentary 2D image of an entire area in order to rapidly identify zones that justified 3D imaging. This limited the strategic importance and value added of 2D.
     This situation has changed profoundly, particularly with the development of high resolution marine acquisition projects, as well as 4D surveys at both the surface and the seabed. These techniques, which we believe are destined for the promising application of seismic to production fields, require tremendous support from 2D vessels as source boats. The possession of a mixed 2D/3D fleet thus becomes a strategic advantage and an essential factor in a company’s credibility with oil company clients.
     Seabed segment
     Multiwave has in recent years developed recognized experience in the engineering and operational management of highly technical projects in the emerging field of subsea geophysics, both seismic and electro-magnetic. This activity covers both the use of permanent instrumentation in production fields and the more traditional method of using recoverable instruments to perform a study. This seismic specialty is in an early stage of its development, and we believe that our strong position in it is an important strategic advantage for us.
     Financial Information
     The results of Exploration Resources are included in our consolidated financial statements from September 1, 2005.
Revenues and backlog
     Our operating revenues for the nine months ended September 30, 2005, including Exploration Resources’ operating revenues from September 1, 2005, increased 23% to €600.4 million from €488.2 million for the nine months ended September 30, 2004. Expressed in U.S. dollars, our consolidated operating revenues for the nine months ended September 30, 2005 increased 27% to U.S.$759.7 million from U.S.$597.0 million for the nine months ended September 30, 2004. The increase resulted primarily from our Offshore SBU, in which revenues increased 60% (66% in U.S. dollar terms) between the nine months ended September 30, 2005 and the nine months ended September 30, 2004.
     Our backlog as of November 1, 2005 was €629 million (U.S.$756 million) compared to €342 million (U.S.$435 million) as of November 1, 2004.

Compagnie générale de géophysique, S.A.

Land SBU restructuring plan
     Our results of operations in recent years have been affected by increasingly intense competition in the land acquisition markets, particularly as Chinese seismic services entrants have expanded their international market share. This situation led us to reassess our strategy and geographical presence in certain land acquisition markets.
     In response, we launched a restructuring program in September 2003 to substantially lower our fixed costs, which included a workforce reduction affecting 250 employees and the disposal of seismic acquisition inventories and assets for a total cost of €19 million. Most of the €12.1 million provision in our books at December 31, 2003 for the restructuring program had been spent at September 30, 2005.
     Both in terms of cost savings and operational reorganization, the restructuring plan is progressing in conformity with its initial objectives.
Foreign Exchange Fluctuations
     As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates.
     In order to present trends in our business that may be obscured by currency fluctuations, we have translated certain euro amounts in this Management’s Discussion and Analysis of Financial Condition and Results of Operations into U.S. dollars. See “Trend Information—Currency Fluctuations”.
10 5/8% Senior Notes due 2007
     On January 26, 2005, we redeemed U.S.$75 million principal amount of our outstanding 105/8% senior notes due 2007. We paid an early redemption premium of 5.3125% of the aggregate principal amount of notes redeemed (U.S.$4.0 million) plus accrued and unpaid interest. The total cost to us of the redemption was therefore U.S.$79 million plus the accrued interest.
     On May 31, 2005, using the net proceeds from our issuance of 7 1/2% senior notes due 2015 described below, we redeemed the remaining U.S.$150 million principal amount of our outstanding 105/8% senior notes due 2007. We paid an early redemption premium of 5.3125% of the aggregate principal amount of notes redeemed (U.S.$8.0 million) plus accrued and unpaid interest. The total cost to us of the redemption was therefore U.S.$158 million plus the accrued interest.
7 1/2% Senior Notes due 2015
     On April 28, 2005, we issued U.S.$165 million aggregate principal amount of 7 1/2% senior notes due 2015 guaranteed by certain subsidiaries. The bonds contain a typical covenant package is attached to the bonds, with limitations on the incurrence of indebtedness, restricted payments and asset sales, among others.
     We used the net proceeds from the offering to redeem and pay accrued interest on all of the remaining outstanding U.S.$150 million aggregate principal amount of our 10 5/8% senior notes due 2007, on May 31, 2005.
U.S.$375 million Credit Facility due 2006
     In order to fund our acquisition of Exploration Resources, on September 1, 2005, we entered into a single currency U.S.$375 million term credit facility, which was amended on September 30, 2005, with a maturity date at September 1, 2006 with the option (upon our request and upon approval of a majority of the lenders) to extend it for a further six months. At September 30, 2005, we had drawn down a total of U.S$353.0 million under this facility and it is currently fully drawn. The credit facility bears interest at a graduated rate comprised of a base margin, depending of the credit rating assigned by either Moody’s or Standard & Poor’s to our outstanding U.S.$165 million 7 1/2% senior notes due 2015 (4.25% at BB-/Ba3 or higher, 5.25% at B+/B1, 5.75% at B/B2 and 6.25% at B-/B3 or

Compagnie générale de géophysique, S.A.

lower), and U.S. dollar LIBOR until March 1, 2006, plus 0.50% from March 1, 2006, until June 1, 2006, plus 1.00% from June 1, 2006 until September 1, 2006 plus 2.00% From September 1, 2006 until repayment. We agreed to maintain an “ORBDA” to total interests costs ratio (6.2, 5.0, 4.2, 3.7 and 3.9 for the periods ending December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 200,6 respectively), to maintain a net debt to “ORBDA” ratio (2.60, 2.60, 2.65, 2.65 and 2.40 for the periods ending December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, respectively) and to limitations on our capital expenditures (€230 million, €280 million, €255 million, €225 million and €190 million for the periods ending December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, respectively). Borrowings under the facility are secured by our shares in Exploration Resources and guaranteed by our subsidiaries CGG Americas, Inc., CGG Canada Services Ltd., Marine Resources Norge A/S, Sercel Australia Pty Ltd, Sercel Canada Ltd. and Sercel, Inc. In order to enter into the facility and borrow funds under it, we obtained waivers from the lenders under our U.S.$60 million syndicated credit facility dated March 12, 2004 of the negative pledge and any other relevant provisions thereunder, as well as amendments to the financial covenants thereunder including our gearing ratio (to 2.50:1 for the period ending December 31, 2005), leverage ratio (to 2.50:1 for the period ending December 31, 2005 and 2.00:1 for subsequent periods) and operational leverage (3.00:1 for the period ending December 31, 2006 and subsequent periods).
     On September 30, 2005, we sold 3,064,500 Exploration Resources shares, representing approximately 45% of the issued share capital, to our subsidiary CGG Americas, Inc. (“CGG Americas”). CGG Americas funded its purchases by becoming the borrower of U.S.$168.75 million under the single currency U.S.$375 million term credit facility, as amended on September 30, 2005. The borrowings by CGG Americas under the facility are secured by the Exploration Resources shares owned by CGG Americas and guaranteed by us, CGG Canada Services Ltd., Sercel Australia Pty Ltd, Sercel Canada Ltd. and Sercel, Inc.
U.S$85 million convertible bonds due 2012
     An extraordinary general meeting of shareholders will be held on November 16, 2005 to approve a grant to holders of our U.S.$85 million 7.75% convertible bonds due 2012 a right to a cash payment upon immediate conversion of their bonds into shares. This right would be exercisable during a period of two calendar days following notice from us.
Renewed time charter
     We renewed the time charter of the seismic vessel Laurentian in April 2005 with modified contractual conditions, which led to its recognition as a capital lease in the three months ended June 30, 2005. The total lease obligation is U.S.$27.8 million (€23.0 million) over its three years term plus a residual value of U.S.$7.3 million (€6.0 million). Part of this lease obligation is accounted for as operating expenses and the net present value of the capital lease is U.S.$16.8 million (€13.9 million).
SEC Inquiries
     In addition, we refer to the process, disclosed in our annual report on Form 20-F for 2004, that we initiated with the Securities and Exchange Commission (“SEC”) and the Department of Justice regarding the operations of a former overseas entity that we do not contractually control since February 2005. See “Management — Board Practices — Audit Committee” in our amended annual report on Form 20-F for 2004. To date, the follow-up has consisted of a limited number of telephone inquiries from the SEC shortly after we commenced discussions with them, to which CGG believes it has responded in full.

Compagnie générale de géophysique, S.A.

Three months ended September 30, 2005 compared with three months ended September 30, 2004
Revenues by Activity
     The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended September 30,
	2005		2004
	(in million of euros, except percentages)
Land SBU	33.8	15%	18.8	11%
Offshore SBU	75.7	35%	55.2	33%
Processing and Reservoir SBU	29.9	14%	27.5	17%

Services	139.4	64%	101.5	61%
Products	77.3	36%	65.3	39%

Total	216.7	100%	166.8	100%

Operating Revenues
     Our consolidated operating revenues for the three months ended September 30, 2005 increased 30% to €216.7 million from €166.8 million for the comparable period in 2004. Expressed in U.S. dollars, our consolidated operating revenues increased 30% to U.S.$263.0 million for the three months ended September 30, 2005 compared to U.S.$202.0 million for the comparable period in 2004. This increase was attributable to both our Services and Products segments.
     Services
     Operating revenues for our Services segment (excluding intra-group sales) increased 37% to €139.4 million for the three months ended September 30, 2005 from €101.5 million for the comparable period in 2004. Expressed in U.S. dollars, operating revenues increased 38% to U.S.$169.1 million for the three months ended September 30, 2005 from U.S.$122.9 million for the three months ended September 30, 2004. This increase was attributable to our Offshore SBU, and to a lesser extent to our Land SBU.
     Land SBU. Operating revenues for our Land SBU increased 80% to €33.8 million for the three months ended September 30, 2005 from €18.8 million for the comparable period in 2004. In U.S. dollar terms, operating revenues increased 80% to U.S$41.0 million for the three months ended September 30, 2005 from U.S.$22.8 million for the three months ended September 30, 2004. The increase was due to a better backlog due to higher demand in a market that remained very competitive.
     On average, 11 crews were in operation during the third quarter of 2005, compared to 7 crews in the comparable period in 2004.
     Offshore SBU. Operating revenues for our Offshore SBU increased 37% to €75.7 million for the three months ended September 30, 2005 compared to €55.2 million for the comparable period in 2004. In U.S dollar terms, operating revenues increased 37% to U.S.$91.8 million for the three months ended September 30, 2005 from U.S.$66.8 million for the three months ended September 30, 2004. Part of this increase was due to strong market demand and was achieved despite poor weather conditions in the North Sea, which prevented one of our vessels from collecting data, and part of this increase was due to Exploration Resources’ contribution to operating revenues of €8.9 million (U.S.$10.8 million) for the month of September, which represented 11.8% of operating revenues for the three months ended September 30, 2005.
     Exclusive sales increased 64% to €48.1 million in the three months ended September 30, 2005 from €29.3 million for the three months ended September 30, 2004. Exclusive contracts accounted for 63% of Offshore SBU sales for the three months ended September 30, 2005 compared to 53% for the three months ended September 30, 2004 as we shifted resources toward exclusive contracts in response to market demand. Multi-client data sales increased 7% to €27.6 million for the three months ended September 30, 2005 from €25.9 million for the three months ended September 30, 2004 due to a significant increase in after-sales. Pre-commitments sales decreased 65% to €3.6 million in the three months ended September 30, 2005 from €10.4 million in the three months ended September 30, 2004 and were only related to reprocessing of existing library. After-sales increased by 55% to €24.1 million in the three months ended September 30, 2005 from €15.5 million for the three months ended September 30, 2004, due to high demand for existing data in Gulf of Mexico.

Compagnie générale de géophysique, S.A.

     Processing and Reservoir SBU. Operating revenues for our Processing and Reservoir SBU 2005 increased 9% to €29.9 million for the three months ended September 30, 2005 from €27.5 million for the comparable period in 2004. In U.S. dollar terms, operating revenues increased 9% to U.S.$36.3 million for the three months ended September 30, 2005 compared to U.S.$33.2 million for the three months ended September 30, 2004, due to a strong market demand for high quality imagery.
     Products
     Operating revenues for our Products segment increased 40% to €97.1 million for the three months ended September 30, 2005 from €69.2 million for the three months ended September 30, 2004. In U.S. dollar terms, operating revenues increased 41% to U.S.$117.9 million from U.S.$83.7 million for the comparable period in 2004. The robust growth in sales was equally distributed between land and marine products, evidencing the continued demand of 408UL and Seal systems.
     Excluding intra-group sales, revenues in our Products segment increased 18% to €77.3 million for the three months ended September 30, 2005 compared to €65.3 million for the comparable period in 2004.
Operating Expenses
     Cost of operations, including depreciation and amortization, increased 33% to €171.1 million for the three months ended September 30, 2005 from €128.6 million for the comparable period in 2004. As a percentage of operating revenues, cost of operations increased to 79% for the three months ended September 30, 2005 compared to 77% in the comparable period of 2004 because a significant part of gross margin realized by our Products segment was realized from sales to our Services segment, which does not contribute to our consolidated gross margin. Gross profit increased 20% to €46.0 million for the three months ended September 30, 2005 compared to €38.3 million for the comparable period in 2004.
     Research and development expenditures, net of government grants, increased 21% to €8.8 million for the three months ended September 30, 2005 from €7.3 million for the comparable period in 2004 due to development efforts in our Products segment.
     Selling, general and administrative expenses increased 11% to €22.3 million for the three months ended September 30, 2005 from €20.1 million in the three months ended September 30, 2004. As a percentage of operating revenues, selling, general and administrative costs decreased from 12% in the three months ended September 30, 2004 to 10% in the three months ended September 30, 2005, because fixed costs were absorbed by higher operating revenues.
Operating Income (Loss)
     Operating income increased 25% to €13.0 million for the three months ended September 30, 2005 compared to €10.4 million for the comparable period in 2004. This increase was due to a significant improvement in operating income in our Services segment, despite unfavorable weather conditions in the North Sea, which prevented one of our vessels from collecting data.
     Operating income from our Services segment increased 32% to €2.5 million for the three months ended September 30, 2005 compared to €1.9 million for the three months ended September 30, 2004. This increase was primarily due to the Offshore SBU, which experienced higher market prices and a higher level of after-sales, despite bad weather conditions in the North Sea, which prevented one of our vessels from collecting data.
     Operating income from our Products segment was €19.2 million in the three months ended September 30, 2005 compared to €10.9 million for the comparable period in 2004. Operating margins improved as a result of higher volume of sales, despite a less favorable product mix between Land and Marine products and the negative impact of U.S dollar hedges. Other expenses were €1.9 million for the three months ended September 30, 2005 compared to €0.5 million for the comparable period in 2004. Other expenses included primarily the negative effect of our financial instruments related to hedges of €2.7 million for the three months ended September 30, 2005 compared to a negative effect of €0.2 million for the three months ended September 30, 2004.
Cost of Financial Debt, Net
     Net cost of financial debt increased 29% to €7.1 million for the three months ended September 30, 2005 from €5.5 million for the three months ended September 30, 2004. This increase was primarily due to interests of €2.2 million due under the U.S.$375 million bridge credit facility entered in September 1, 2005 to acquire Exploration Resources.

Compagnie générale de géophysique, S.A.

Financial Income and Expenses, Net
     Other financial expenses were €22.7 million for the three months ended September 30, 2005 compared to an income of €2.2 million for the three months ended September 30, 2004. This decrease reflects a change of €23.3 million in the present value of the conversion option contained in our U.S.$85 million convertible bonds issued due 2012, principally as a result of the strengthening of the US dollar against the Euro and an increase in our share price.
Equity in Income (Losses) of Affiliates
     Income from affiliates accounted for under the equity method was stable at €2.9 million for the three months ended September 30, 2005 and the three months ended September 30, 2004. Equity in income from Argas, our joint venture in Saudi Arabia, was €2.8 million for the three months ended September 30, 2005 compared to €2.9 million for the three months ended September 30, 2004.
Income Taxes
     Income taxes decreased to €3.6 million for the three months ended September 30, 2005 from €5.8 million for the comparable period in 2004. This decrease in income tax is principally attributable to an additional €1.1 million deferred tax credit on our Mexican subsidiary recognized on carry-forward losses and temporary differences.
     We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.
Net Income (Loss)
     Our net loss for the three months ended September 30, 2005 was €17.5 million compared to a net income of €4.2 million for the comparable period in 2004. The net income for the three months ended September 30, 2005 includes the €23.3 million expense from the change of the present value of the conversion option contained in our U.S.$85 million convertible bonds issued due 2012 in the three month period. Without taking into account this specific item, our net income would have been €5.8 million for the three months ended September 30, 2005.
Nine months ended September 30, 2005 compared with nine months ended September 30, 2004
Revenues by Activity
     The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Nine months ended September 30,
	2005		2004
	(in million of euros, except percentages)
Land SBU	88.2	15%	61.0	12%
Offshore SBU	215.1	36%	134.5	28%
Processing and Reservoir SBU	81.1	13%	76.4	16%

Services	384.5	64%	271.9	56%
Products	215.9	36%	216.3	44%

Total	600.4	100%	488.2	100%

Operating Revenues
     Our consolidated operating revenues for the nine months ended September 30, 2005 increased 23% to €600.4 million from €488.2 million for the comparable period in 2004. Expressed in U.S dollar terms, our consolidated operating revenues increased 27% to U.S.$759.7 million from U.S.$597.0 million. The increase was attributable to our Services segment, particularly to our Offshore SBU.
     Services
     Operating revenues for our Services segment (excluding intra-group sales) for the nine months ended September 30, 2005 increased 41% to €384.5 million from €271.9 million for the comparable period in 2004. Expressed in U.S. dollars, operating revenues increased 46% to U.S.$485.9 million from U.S.$332.2 million. This increase was primarily attributable to our Offshore SBU and to a lesser extent to our Land SBU.

Compagnie générale de géophysique, S.A.

     Land SBU. Operating revenues for our Land SBU for the nine months ended September 30, 2005 increased 45% to €88.2 million from €61.0 million for the comparable period in 2004. In U.S. dollars terms, operating revenues increased 49% to U.S.$111.1 million from U.S.$74.8 million. The increase was attributable to a better backlog due to higher demand experienced since the beginning of 2005 in a competitive market.
     During the nine months ended September 30, 2005, 11 crews on average were in operation compared to 7 crews on average for the nine months ended September 30, 2004.
     Offshore SBU. Operating revenues for our Offshore SBU increased 60% to €215.1 million for the nine months ended September 30, 2005 from €134.5 for the nine months ended September 30, 2004. In U.S. dollar terms, operating revenues increased 66% to U.S.$272.3 million from U.S.$164.1 million. Part of this increase was due to a strong market demand and was achieved despite poor weather conditions in the North Sea which prevented one of our vessels from collecting data and part of this increase was due to Exploration Resources’ contribution to operating revenues of €8.9 million (U.S.$10.8 million) for the month of September, which represented 4.1% of operating revenues for the nine-months ended September 30, 2005. Exclusive sales increased 89% to €128.8 million in the nine months ended September 30, 2005 compared to €68.1 million for the nine months ended September 30, 2004. Exclusive contracts accounted for 60% of our Offshore sales for the nine months ended September 30, 2005 compared to 51% for the nine months ended September 30, 2004 as we shifted resources toward exclusive contracts in response to market demand, particularly during the first three months of 2005. Multi-client data sales increased 30% to €86.3 million for the nine months ended September 30, 2005 from €66.4 million for the comparable period in 2004 primarily due to strong level of after-sales. Pre-commitments sales decreased 40% to €13.7 million in the nine months ended September 30, 2005 from €22.8 million in the nine months ended September 30, 2004 due to a mix of services more oriented towards exclusive surveys. After-sales increased by 67% to €72.7 million in the nine months ended September 30, 2005 from €43.6 million for the nine months ended September 30, 2004, due to high demand for existing data in the Gulf of Mexico and Brazil.
     Processing and Reservoir SBU. Operating revenues for our Processing and Reservoir SBU increased 6% to €81.1 million for the nine months ended September 30, 2005 from €76.4 million for the comparable period in 2004. In U.S. dollar terms, operating revenues increased 10% to U.S.$102.5 million from U.S.$93.3 million, due to a dynamic market with strong demand for high quality imagery.
     Products
     Operating revenues for our Products segment in the nine months ended September 30, 2005 increased 12% to €256.0 million from €228.9 million for the nine months ended September 30, 2004. Expressed in U.S. dollar terms, revenues increased 15% to U.S.$323.6 million from U.S.$280.3 million. The overall increase was primarily due to stronger demand for Seal marine recording systems or system upgrades from various customers including our Services segment. Demand for land equipment grew moderately as a result of an increase in demand during the three months ended September 30, 2005 following a mild decrease in the first half of the year.
     Excluding intra-group sales, operating revenues were largely stable at €215.9 million for the nine months ended September 30, 2005 compared to €216.3 million for the comparable period in 2004.
Operating Expenses
     Cost of operations, including depreciation and amortization, increased 20% to €468.6 million for the nine months ended September 30, 2005 from €392.1 million for the nine months ended September 30, 2004. As a percentage of operating revenues, cost of operations decreased to 78% for the nine months ended September 30, 2005 from 80% for the nine months ended September 30, 2004 due to a mix of services more oriented towards exclusive surveys and to the positive impact of the U.S. dollar exchange rate. Because our revenues are more dollar-denominated than our cost of operations, an increase in the value of the U.S. dollar against the euro increases our revenues to a larger extent than our expenses. Gross profit increased 38% to €133.0 million for the nine months ended September 30, 2005 from €96.2 million for the comparable period in 2004.
     Research and development expenditures, net of government grants, increased 15% to €23.6 million for the nine months ended September 30, 2005 from €20.6 million for the comparable period in 2004 due to development efforts in our Products segment. Research and development expenditures include a research tax credit of €1.9 million relating to the nine months ended September 30, 2005.
     Selling, general and administrative expenses increased 9% to €64.2 million for the nine months ended September 30, 2005 from €58.7 million for the comparable period in 2004. As a percentage of operating revenues, selling, general and administrative costs decreased to 11% for the nine months ended September 30, 2005 compared to 12% for the nine months ended September 30, 2004.

Compagnie générale de géophysique, S.A.

Operating Income (Loss)
     Operating income increased 62% to €42.5 million for the nine months ended September 30, 2005 compared to €26.2 million for the nine months ended September 30, 2004. The increase was principally attributable to our Services segment.
     Operating income from our Services segment was €11.5 million for the nine months ended September 30, 2005 compared to a loss of €15.5 million for the nine months ended September 30, 2004. This increase was primarily due to the high level of activity in our Offshore SBU, which experienced higher market prices and a higher level of after-sales.
     Operating income from our Products segment was €49.3 million for the nine months ended September 30, 2005 compared to €46.5 million for the comparable period in 2004. Despite a weaker dollar and the negative impact of contract U.S. dollar hedges, operating income increased due to volume of sales and improved gross margins.
     Other expenses were a €2.7 million for the nine months ended September 30, 2005 compared to an income of €9.3 million for the comparable period in 2004. Other revenues and expenses included primarily the negative effect of our financial instruments related to hedges of €1.8 million for the nine months ended September 30, 2005 compared to a positive effect of €2.9 million for the nine months ended September 30, 2004. In the nine months ended September 30, 2004, other revenues were principally made up of €2.3 million of insurance proceeds related to seismic vessels and to a €2.2 million gain on the sale of a building.
Cost of Financial Debt, Net
     Net cost of financial debt increased 59% to €26.7 million for the nine months ended September 30, 2005 from €16.8 million for the comparable period in 2004. This increase was primarily due to the €9.4 million financial cost of the early redemption of our remaining 10 5/8% bonds due 2007 and interests of €2.2 million due under our U.S.$375 million bridge credit facility entered on September 1, 2005 to acquire Exploration Resources.
Other Financial Income and Expenses, Net
     Other financial expenses were €36.7 million for the nine months ended September 30, 2005 compared to €1.4 million in the comparable period of 2004. The expenses in the nine months ended September 30, 2005 reflect a change of €38.0 million in the present value of the conversion option contained in our U.S.$85 million convertible bonds issued due 2012, principally as a result of the strengthening of the U.S. dollar against the Euro and an increase in our share price.
Equity in Income (Losses) of Affiliates
     Income from affiliates accounted for under the equity method increased to €9.6 million for the nine month ended September 30, 2005 from €7.7 million for the nine month ended September 30, 2004. Equity in income from Argas, our joint venture in Saudi Arabia, increased to €9.7 million for the nine months ended September 30, 2005 from €7.6 million for the nine month ended September 30, 2004.
Income Taxes
     Income taxes increased to €18.2 million for the nine months ended September 30, 2005 from €15.0 million for the comparable period in 2004, despite a €2.8 million deferred tax credit in our Mexican subsidiary recognized on carry-forward losses and temporary differences. The increase in income tax is principally attributable to an increase in our U.S. income tax, due to the complete use of our net operating loss carry forwards in 2003, and in our English subsidiaries’ income tax.
     We are not subject to a worldwide taxation system and the income tax paid in foreign countries, primarily based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.
Net Income (Loss)
     Our net income for the nine months ended September 30, 2005 was a loss of €29.5 million compared to a profit of €0.7 million for the comparable period in 2004. The net income for the nine months ended September 30, 2005 includes (i) the €9.4 million financial expense of early redemption of our bonds recorded in May 2005 and (ii) the €38.0 million expense from the change of the present value in the conversion option contained in our $85 million convertible bonds issued due 2012. Without taking into account this last specific item (change of the present value in the conversion option contained in convertible bonds), net income would have been €8.5 million for the nine months ended September 30, 2005.

Compagnie générale de géophysique, S.A.

Liquidity and Capital Resources
Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions.
Operations
     For the nine months ended September 30, 2005, our net cash provided by operating activities, before changes in working capital, was €118.7 million compared to €93.5 million for the nine months ended September 30, 2004. This increase was primarily due to the increase in our operating income and the decrease in our depreciation and amortization. Changes in working capital for the nine months ended September 30, 2005 had a negative impact of €9.4 million compared to a negative impact of €16.5 million for the nine months ended September 30, 2004.
Investing Activities
     During the nine months ended September 30, 2005, we incurred purchases of tangible and intangible assets of €67.7 million compared to €33.0 million for the nine months ended September 30, 2004. We replaced marine equipment on some of our seismic vessels in the nine months ended September 2005. In addition, we entered into €13.6 million of new capital leases primarily related to the vessel Laurentian for the nine months ended September 30, 2005 compared with €7.7 million for the nine months ended September 30, 2004.
     We also invested €19.2 million in our multi-client library during the nine months ended September 30, 2005, primarily for Libya, 2D acquisition and reprocessing of Gulf of Mexico existing library. As of September 30, 2005, the net book value of our marine multi-client data library was €101.2 million compared to €124.6 million as of December 31, 2004 due to intensive after-sales. We invested €39.8 million in our multi-client library during the nine months ended September 30, 2004.
     We acquired Exploration Resources for a net investment of €262.2 million corresponding to the price we paid for the shares fees less the cash held by Exploration Resources at the acquisition date.
Financing Activities
     Net cash provided by financing activities for the nine months ended September 30, 2005 was €232.8 million, resulting principally from the €293.1 million (U.S.$353.0 million) borrowed under our U.S.$375 million bridge credit facility entered on September 1, 2005 to acquire Exploration Resources. We also redeemed early our outstanding 10 5/8% senior notes due 2007 prior to maturity in aggregate principal amount of U.S.$225 million (U.S.$75 million on January 26, 2005 and U.S.$150 million on May, 31, 2005) and issued of U.S.$165 million aggregate principal amount of 7 1/2% senior notes due 2015 on April 28, 2005.
     Net debt was €500.5 million as of September 30, 2005 and €121.8 million as of December 31, 2004. The ratio of net debt to equity increased to 128% as of September 30, 2005 from 31% at December 31, 2004, as a result of our borrowing under the bridge credit facility entered on September 1, 2005 to finance our acquisition of Exploration Resources.
     “Net debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, less cash and cash equivalents. The following table presents a reconciliation of net debt to financing items of the balance sheet at September 30, 2005 and at December 31, 2004:

	September 30,	December 31,
(in million of euros)	2005	2004

Bank overdrafts	15.7	2.8
Current portion of financial debt	357.5	73.1
Financial debt	265.4	176.5
Less cash and cash equivalents	(138.1)	(130.6)

Net debt	500.5	121.8

     ORBDA for the three months ended September 30, 2005 was €49.4 million compared to €40.0 million for the comparable period in 2004.
     ORBDA for the nine months ended September 30, 2005 was €146.4 million compared to €118.4 million for the corresponding period in 2004.
     “ORBDA” (Operating Result Before Depreciation and Amortization is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. ORBDA is presented as additional information

Compagnie générale de géophysique, S.A.

because our syndicated credit facility dated March 12, 2004 requires us to respect a maximum ratio of consolidated net debt to ORBDA and our bridge credit facility dated September 1, 2005 requires us to respect maximum ratios of total interest costs to ORBDA and total net debt to ORBDA. The maximum permitted ratio of consolidated net debt to ORBDA under the syndicated credit facility is 2.50 to 1 for the periods ending on or before December 31, 2005 (revised from 1.75 to 1 in a waiver dated August 31, 2005) and 1.50 to 1 thereafter. The maximum permitted ratio of total interest cost to ORBDA under the bridge credit facility is 6.2 to 1 for periods ending on or before December 31, 2005, 5.0 to 1 for periods ending on or before March 31, 2006, 4.2 to 1 for periods ending on or before June 30, 2005, 3.7 to 1 for periods ending on or before September 30, 2006 and 3.9 to 1 for periods ending on or before December 31, 2006. The maximum permitted ratio of total net debt to ORBDA under the bridge credit facility is 2.6 to 1 for periods ending on or before December 31, 2005, 2.6 to 1 for periods ending on or before March 31, 2006, 2.65 to 1 for periods ending on or before June 30, 2005, 2.65 to 1 for periods ending on or before September 30, 2006 and 2.4 to 1 for periods ending on or before December 31, 2006. If we fail to meet these ratios and do not obtain waivers, we may be unable to borrow under such facilities and may be compelled to repay amounts outstanding thereunder. Either the inability to borrow or the requirement to repay borrowed sums may have a negative effect on our liquidity and, consequently, may increase our vulnerability to general adverse economic and industry trends or limit our flexibility in adapting to such trends.. ORBDA is not a measure of financial performance under IFRS or U.S. GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS or U.S. GAAP.
     The following table presents a reconciliation of ORBDA to Net cash provided by operating activities for the periods indicated as follows:

	Nine months ended
	September 30,
(in million of euros)	2005	2004
ORBDA	146.4	118.4
Other financial income (expense) — net	(36.7)	(1.4)
Income tax paid	(28.1)	(18.1)
Non-recurring gains (losses)	(0.3)	2.7
Increase (decrease) in other long-term liabilities	0.3	(6.6)
Expense and income calculated on stock-option	0.3	0.4
Less net gain on sale of asset	0.1	(3.7)
Other non-cash items	36.8	(6.7)
(Increase) decrease in trade accounts and notes receivables	(18.4)	(26.0)
(Increase) decrease in inventories and work in progress	(21.6)	(8.5)
(Increase) decrease in other current assets	(5.5)	12.5
Increase (decrease) in trade accounts and notes payables	13.1	(2.9)
Increase (decrease) in other current liabilities	9.9	1.8
Impact of changes in exchange rate	13.1	13.1
Less variation of current assets allowance included above	(0.1)	2.9
Net cash provided by operating activities according to cash-flow statement	109.3	77.8
     For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2004.

Compagnie générale de géophysique, S.A.

Contractual Obligations
     The following table sets forth our future cash obligations as of September 30, 2005:

	Payments Due by Period
	Less than			After
	1 year	2-3 years	4-5 years	5 years	Total
	(in million of euros)
Financial Debt excluding capital leases	320.7	12.4	12.0	193.1	538.3
Capital Lease Obligations	31.8	18.8	27.0	6.5	84.1	(a)
Operating Leases	42.5	26.1	4.9	0.7	74.2
Other Long-Term Obligations (bond interest)	15.7	19.7	31.5	73.2	140.1

Total Contractual Cash Obligations	368.3	50.9	70.5	272.9	762.6

(a)	including interests of €5.8 million
Trend Information
Currency Fluctuations
     Certain changes in operating revenues set forth in U.S. dollars in this section were derived by translating revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.
     As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003, over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.
     Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. An appreciation of the euro against the U.S. dollar has the opposite effect. As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro / U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.
     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros.
     We do not enter into forward foreign currency exchange contracts for trading purposes.
Seasonality
     Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere. Also, our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during the first quarter of the year. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Stéphane-Paul Frydman	/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman Group Controller, Treasurer and Deputy Chief Financial Officer	Compagnie Génerale de Geophysique (Registrant)

Date : November 10, 2005